Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED MARCH 31, 2020

DATED AS AT JUNE 23, 2020

SILVERCORP METALS INC.

Suite 1750 - 1066 West Hastings Street
Vancouver, BC, Canada V6E 3X1
Tel: (604) 669-9397
Fax: (604) 669-9387
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

TABLE OF CONTENTS

GENERAL	3
1.1 Date of Information	3
1.2 Forward Looking Statements	3
1.3 Currency	4
CORPORATE STRUCTURE	5
2.1 Names, Address and Incorporation	5
2.2 Inter-corporate Relationships	6
GENERAL DEVELOPMENT OF THE BUSINESS	7
3.1 Business of Silvercorp	7
3.2 The Company’s Strategic Vision	7
3.3 Three Year History	7
3.4 Other Matters	11
DESCRIPTION OF THE BUSINESS	11
4.1 General	11
4.2 Corporate Governance, Safety, Environment and Social Responsibility	13
4.3 Chinese Mining Law	14
4.4 Risk Factors	16
MINERAL PROPERTIES	26
5.1 Ying Mining District, Henan Province, China	26
5.2 GC Mine	48
DIVIDENDS AND DISTRIBUTIONS	59
DESCRIPTION OF CAPITAL STRUCTURE	60
MARKET FOR SECURITIES	60
ESCROWED SECURITIES	61
DIRECTORS AND OFFICERS	61
AUDIT COMMITTEE	64
PROMOTERS	65
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	65
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	65
TRANSFER AGENTS AND REGISTRARS	65
MATERIAL CONTRACTS	66
INTERESTS OF EXPERTS	66
ADDITIONAL INFORMATION	68

ITEM 1	GENERAL

1.1	Date of Information

All information in this Annual Information Form (“AIF”) is as of March 31, 2020, unless otherwise indicated.

1.2	Forward Looking Statements

Certain statements and information in this AIF for Silvercorp Metals Inc. (“Silvercorp” or the “Company”) constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements and information concerning mineral resource and mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver, lead, zinc and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; estimated production from the Company’s mines in the Ying Mining District (defined herein) and from the GC Mine; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction and development of the Company’s properties or for acquisitions.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to the matters described in this AIF under Item 4.3 Risk Factors under the following headlines: social and economic impacts of COVID-19; fluctuating commodity prices; estimation of mineral resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; permits and licences; title to properties; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; dependence on management and key personnel; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; and, the Company’s investments in New Pacific Metals Corp.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Cautionary Note to U.S. Investors - Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 (“Guide 7”) under the Securities Act of 1933, as amended. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this AIF have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) “Definition Standards on Mineral Resources and Mineral Reserves” (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Guide 7 standards, and Mineral Resource and Mineral Reserve information contained herein may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The Guide 7 standards normally do not permit the inclusion of information concerning “Measured Mineral Resources”, “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute reserves by Guide 7 standards in documents filed with the SEC. United States investors should also understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Disclosure of “contained metal” in a resource is permitted disclosure in certain circumstances under Canadian regulations; however, the Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Guide 7 standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Guide 7 standards.

1.3	Currency

All sums of money which are referred to herein are expressed in lawful money of the United States, unless otherwise specified. The symbol “CAD$” denotes lawful money of Canada and “RMB” denotes lawful money of the People’s Republic of China. The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average noon rate and the high and low noon exchange rates for one Canadian dollar expressed in U.S. dollar, as quoted by the Bank of Canada:

	Year Ended March 31,
	2020	2019	2018
High	0.7710	0.7967	0.8245
Low	0.6898	0.7330	0.7276
Average	0.7514	0.7625	0.7798
Period End	0.7049	0.7483	0.7756

The exchange rate for one Canadian dollar expressed in U.S. dollar based upon the daily average exchange rate on June 22, 2020 provided by the Bank of Canada was $0.7383.

The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average noon rate and the high and low noon exchange rates for one Canadian dollar expressed in Chinese Renminbi (“RMB”), as quoted by the Bank of Canada:

	Year Ended March 31,
	2020	2019	2018
High	5.4142	5.3648	5.4142
Low	4.8591	4.8662	4.8379
Average	5.2330	5.1149	5.1648
Period End	4.9950	5.0226	4.8780

The exchange rate for one Canadian dollar expressed in RMB based upon the daily average exchange rate on June 22, 2020 provided by the Bank of Canada was RMB 5.2192.

ITEM 2	CORPORATE STRUCTURE

2.1	Names, Address and Incorporation

Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc. under the Company Act (British Columbia) on October 31, 1991. By a special resolution dated October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten for one basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At the Company’s Annual and Special General Meeting held October 20, 2004, the shareholders (a) approved an increase to the Company’s authorized capital to an unlimited number of common shares and adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia); and (b) passed a special resolution to change the Company’s name. On May 2, 2005, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.” The head office, principal address and registered and records office of the Company is located at 1750 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1. The Company’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE American, both under the symbol “SVM”. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, and New Brunswick.

2.1	Inter-corporate Relationships

The corporate structure of the Company and its subsidiaries with mineral property interests as at the date of this AIF is as follows:

The Company is the sole shareholder of Fortune Mining Limited (“Fortune”) which was incorporated on August 23, 2002 to be the holding company of several other subsidiaries which are parties to agreements relating to mineral properties in China. Fortune beneficially owns 100% of the following material subsidiary companies:

(a)

Victor Mining Ltd. (“Victor Mining”) was incorporated on October 23, 2003 under the laws of the British Virgin Islands (the “BVI”) and continued into Barbados on August 27, 2009 and back to the BVI on March 18, 2016. Victor Mining is a party to a cooperative agreement under which it has earned a 77.5% interest in Henan Found Mining Co. Ltd. (“Henan Found”), the Chinese company holding, among other assets: (i) the Ying silver, lead and zinc project (“SGX Mine”); (ii) the project in Tieluping (“TLP Mine”); (iii) the project in Hou Zhang Gou and Po Cai Gou (“HZG Mine”); (iv) the project in Haopinggou (“HPG Mine”); (v) the project in Longmen West (“LMW Mine”); and (vi) the project in Longmen East (“LME Mine”), each in Henan Province..

(b)

Victor Resources Ltd. (“Victor Resources”) was incorporated on May 30, 2003, under the laws of the BVI and is a party to a cooperative agreement under which it earned an 80% interest in Henan Huawei Mining Co. Ltd. (“Henan Huawei”), the Chinese company holding the beneficial interests in HPG Mine and LME Mine.

(c)

Yangtze Mining Ltd. (“Yangtze Mining”) was incorporated on February 11, 2002, under the laws of the BVI. It holds a 100% interest in Yangtze Mining (H.K.) Ltd. (“Yangtze Mining HK”). Yangtze Mining HK holds a 95% interest in Guangdong Found Mining Co. Ltd. (“Guangdong Found”), a company incorporated on October 26, 2008 under the laws of the People’s Republic of China, that holds a 100% interest in the silver, lead and zinc exploration permits on the project in Gaocheng (the “GC Mine”) in Guangdong Province. In October 2018, the Company acquired additional 4% interest in Guangdong Found and now owns 99% interest in Guangdong Found.

(d)

Fortune Copper Limited was incorporated on August 23, 2002, under the laws of the BVI. It holds a 100% interest in Wonder Success Limited, a Hong Kong company which has a 70% equity interest in Xinshao Yun Xiang Mining Co. Ltd. (“Yunxiang”), which owns the BYP gold, lead, and zinc mine in Hunan Province (the “BYP Mine”).

The Company’s operations in China are largely conducted through equity joint ventures, over which the Company has control. See “Item 4 General Description of Business, 4.2 Chinese Mining Law”.

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Business of Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China through the operation of the silver-lead-zinc mines in the Ying Mining District in Henan Province and the GC Mine in Guangdong Province. The Ying Mining District consists of several mines, including the SGX Mine, HZG Mine, TLP Mine, HPG Mine, LMW Mine, and LME Mine. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relations, employees’ wellbeing, and sustainable development.

3.2	The Company’s Strategic Vision

Silvercorp has a distinct long-term strategy characterized by three key steps: (i) to acquire a project and conduct selective exploration to further delineate its potential; (ii) to develop mine operations and generate profits before the project’s potential is fully drilled off; and (iii) to use the cash flows generated from operations to fund further exploration, resource expansion and production ramp up.

This strategy produces three key benefits to: (i) local employment - mine development creates jobs for neighbouring communities, boosting the local economy and creating an immediate sense of community involvement in the project; (ii) tax revenue for local government - boost in local support and the taxes collected from profits ensures the support of the local government for the continuation and success of the project; and (iii) shareholders through minimum equity dilution - immediate profits and returns means immediate value appreciation for Silvercorp’s shareholders and minimum dilution of shareholders’ equity.

3.3	Three Year History

Silvercorp has been acquiring, exploring, developing, and operating, mineral properties in China since 2003. Production at the SGX Mine at the Ying Mining District commenced on April 1, 2006, and since that time, several of the Company’s other properties at the Ying Mining District in Henan Province, China have commenced production. In addition, the Company commenced production at the GC Mine in July 2014.

Silvercorp’s operations in China are usually suspended for two weeks for the Chinese New Year holiday. During the 2020 holiday season, the operations in China were shut down for an extra month due to the COVID-19 situation in China at that time, as the Company reported in the news released on January 29, February 18, and March 12, 2020. The operations were ramped up to full capacity in March 2020 with no employee infection and are in full compliance with government measures implemented to prevent the spread of the virus. Despite the extended shutdown during the three months ended March 31, 2020 (“Q4 Fiscal 2020”), the Company was able to surpass its production guidance for the fiscal year ended March 31, 2020 (“Fiscal 2020”).

For Fiscal 2020, on a consolidated basis, the Company mined 885,830 tonnes of ore, a decrease of 2% or 20,964 tonnes, compared to 906,794 tonnes in the year ended March 31, 2019. For Fiscal 2020, the Company had revenue of $158.8 million and cash flow from operations of $77.2 million. For Fiscal 2020, net income attributable to equity holders of the Company was $34.3 million, or $0.20 per share.

On April 27, 2020, the Company announced that it entered into a definitive agreement (the “Arrangement Agreement”) whereby the Company would acquire all of the issued and outstanding shares of Guyana Goldfields Inc. (“Guyana Goldfields”) by way of a court approved plan of arrangement under the Canada Business Corporations Act (the “Transaction”). Under the terms of the Transaction, each holder of Guyana Goldfields shares would have the option to receive, for each Guyana Goldfields share held, CAD$0.60 in cash or 0.1195 of a Silvercorp common share, subject to a maximum cash consideration of approximately $23.4 million (CAD$33.2 million). Concurrently with entering into the Arrangement Agreement, the Company and Guyana Goldfields also entered into a loan agreement, whereby the Company would lend Guyana Goldfields up to US$15 million at an interest rate of 12% per annum (or, on the occurrence of certain triggering events, 14% per annum) to fund Guyana Goldfields’ expected liquidity shortfall between the signing of the Arrangement Agreement and the closing of the Transaction.

On May 18, 2020, the Company announced that it entered into an amending agreement (the “Amending Agreement”) to the Arrangement Agreement. Pursuant to the terms of the Amending Agreement, each holder of Guyana Goldfields shares would receive, for each Guyana Goldfields share held, C$0.25 in cash and 0.1849 of a Silvercorp common share, for total consideration of C$1.30 per share. The terms of the Amending Agreement were agreed to following receipt by Guyana Goldfields of an unsolicited all-cash proposal from a third party to acquire Guyana Goldfields. Commensurate with the increase in consideration, the Amending Agreement provided for an increase in the termination fee to C$9.0 million, which was to be paid by Guyana Goldfields to Silvercorp if the Arrangement Agreement was terminated in the event Guyana Goldfields’ board accepted a superior proposal.

On June 3, 2020, Guyana Goldfields announced that it had received a binding proposal from a foreign-based multinational mining company (“New Offeror”) for the acquisition by way of a plan of arrangement of all of the issued and outstanding common shares of Guyana Goldfields not already owned by the New Offeror (the “Common Shares”) at all cash consideration of $1.85 for each Guyana Goldfields share (the “New Offer”). Guyana Goldfields board unanimously determined, after consultation with its financial and legal advisors, that the New Offer constituted a “Superior Proposal” in accordance with the terms of the Silvercorp Arrangement Agreement. Guyana Goldfields notified Silvercorp that it considered the New Offer to be a Superior Proposal under the Silvercorp Arrangement Agreement. The five business day matching period, during which Silvercorp had the right to propose to amend the terms of the Silvercorp Arrangement Agreement in order for the New Offer to cease to be a Superior Proposal expired at 4:30 pm (ET) on June 10, 2020.

On June 10, 2020, Silvercorp announced that it elected not to exercise its “right to match” and would not increase the consideration payable to Guyana Goldfields shareholders under its Arrangement Agreement. Guyana Goldfields subsequently terminated the Arrangement Agreement and paid the Company a termination fee of C$9.0 million on June 11, 2020. On June 12, 2020, Guyana Goldfields announced a binding arrangement agreement with the New Offeror revealed to be Zijin Mining Group Co., Ltd.

For the year ended March 31, 2019 (“Fiscal 2019”), on a consolidated basis, the Company mined 906,794 tonnes of ore, an increase of 5% or 46,870 tonnes, compared to 859,924 tonnes in the year ended March 31, 2018. For Fiscal 2019, the Company had sales of $170.5 million, a gross profit margin of 49%, and cash flow from operations of $67.8 million. For Fiscal 2019, net income attributable to equity holders of the Company was $39.7 million, or $0.23 per share.

As reported in the Company’s news releases dated April 16, 2018 and May 1, 2018, the Company reported a spillage incident at the Ying Mining District of a small amount of tailings that leaked from the No. 2 tailings facility into Chong-Yang Creek at approximately 9:30 p.m. on April 12, 2018. Silvercorp’s subsidiary, Henan Found, took immediate actions and the leakage was fully controlled and stopped as of 12:00 p.m. on April 13, 2018. No personal injuries occurred and the results of ongoing water tests from Chong-Yang Creek were within the acceptable national water quality standards. Due to the incident, milling operations at the Ying Mining District were temporarily suspended. On

April 28, 2018, one flotation line of 1,000 tonnes per day at the No. 2 mill, using the No. 1 tailings storage facility resumed operation, and full mill operations resumed on May 23, 2018. As the milling capacity of Henan Found is approximately 25% greater than the mining capacity, the temporary suspension of the milling operations had minimal impact on overall annual production.

For the year ended March 31, 2018 (“Fiscal 2018”), on a consolidated basis, the Company had sales of $170.0 million, a gross profit margin of 52%, cash flow from operations of $67.9 million, and net income attributable to equity holders of the Company of $47.0 million, or $0.28 per share.

The following table summarizes the total metal sales in the past three years.

	Years Ended March 31
	2020	2019	2018
Silver (‘000s ounces)	6,257	6,390	6,040
Gold (‘000s ounces)	3.3	3.5	3.1
Lead (‘000s pounds)	65,344	64,788	61,934
Zinc (‘000s pounds)	25,401	22,716	19,569

Production

Ying Mining District

The Ying Mining District consists of several mines, including the SGX, HZG, TLP, HPG, LMW, and LME Mines, and is the Company’s primary source of production.

In Fiscal 2020, total ore mined at the Ying Mining District was 598,197 tonnes, a decrease of 4% or 24,379 tonnes, compared to 622,576 tonnes in Fiscal 2019. Correspondingly, ore milled in Fiscal 2020 decreased to 601,605 tonnes from 619,851 tonnes in the prior year. Head grades were 309 g/t for silver, 4.6% for lead, and 0.9% for zinc, compared to 311 g/t for silver, 4.4% for lead and 0.9% for zinc in the prior year. The Company continues to achieve improvements in dilution control using its “Enterprise Blog” to assist in managing daily operations.

In Fiscal 2020, the Ying Mining District sold approximately 5.6 million ounces of silver, 3,300 ounces of gold, 54.5 million pounds of lead, and 7.3 million pounds of zinc, compared to 5.8 million ounces of silver, 3,500 ounces of gold, 56.1 million pounds of lead, and 6.6 million pounds of zinc in the prior year.

Total and cash mining costs1 at the Ying Mining District were $90.61 and $63.00 per tonne, respectively, in Fiscal 2020, compared to $88.19 and $63.39 per tonne, respectively, in Fiscal 2019.

Total and cash milling costs1 at the Ying Mining District in Fiscal 2020 were $12.03 and $10.16 per tonne, down 4% and 3%, respectively, compared to $12.58 and $10.43 per tonne in Fiscal 2019.

Correspondingly, the cash production cost1 per tonne of ore processed in Fiscal 2020 at the Ying Mining District was $77.08, down 1% compared to $78.04 in the prior year.

The cash cost1 per ounce of silver, net of by-product credits, in Fiscal 2020 at the Ying Mining District, was negative $1.18, compared to negative $3.35 in the prior year. The increase was mainly due to a decrease of $13.0 million in byproduct credits.

All-in sustaining cost1 per ounce of silver, net of by-product credits, in Fiscal 2020 at the Ying Mining District was $5.49 compared to $2.60 in the prior year. The increase was mainly due to the increase in cash cost per ounce of silver as discussed above and an increase of $2.9 million in sustaining capital expenditures.

____________________
1Non IFRS measure. Please refer reconciliation on section 13 of MD&A for the corresponding period..

GC Mine

In Fiscal 2020, the total ore mined at the GC Mine was 287,633 tonnes, an increase of 3,415 tonnes or 1%, compared to 284,218 tonnes in Fiscal 2019, while ore milled increased by 1% to 290,610 tonnes from 288,995 tonnes in the prior year.

Head grades were 97 g/t for silver, 1.9% for lead, and 3.3% for zinc in Fiscal 2020, compared to 86 g/t for silver, 1.5% for lead, and 3.0% for zinc in the prior year.

In Fiscal 2020, the GC Mine sold 699,000 ounces of silver, 10.9 million pounds of lead, and 18.1 million pounds of zinc, compared to 626,000 ounces of silver, 8.7 million pounds of lead, and 16.1 million pounds of zinc in Fiscal 2019.

Total and cash mining costs1 at the GC Mine in Fiscal 2020 were $46.40 and $38.06 per tonne, respectively, compared to $46.04 and $37.73 per tonne in Fiscal 2019.

Total and cash milling costs1 at the GC Mine in Fiscal 2020 were $15.52 and $13.85 per tonne, respectively, compared to $17.01 and $14.39 per tonne, respectively, in Fiscal 2019.

Correspondingly, the cash production costs1 per tonne of ore processed in Fiscal 2020 at the GC Mine decreased slightly to $51.91 from $52.12 in the prior year.

The cash cost1 per ounce of silver, net of by-product credits, at the GC Mine, was negative $7.65 in Fiscal 2020 compared to negative $12.97 in the prior year. The increase was mainly due to a decrease of $2.9 million in by-product credits resulting from a decrease of 18% and 33%, respectively, in the net realized selling prices for lead and zinc, offset by an increase of 26% and 13%, respectively, in lead and zinc sold at the GC Mine.

All-in sustaining cost1 per ounce of silver, net of by-product credits, in Fiscal 2020 at the GC Mine was $0.77 compared to negative $6.28 in the prior year. The increase was mainly due to i) the increase in cash cost per ounce of silver as discussed above, ii) an increase of $0.8 million in general and administrative expenses, and iii) an increase of $1.3 million in sustaining capital expenditures.

BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to the required capital upgrades to sustain ongoing production and the market environment. The Company is carrying out activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining licenses for the BYP Mine will be issued, or if they are issued, that they will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. An updated National Instrument 43-101 Technical Report on the BYP Mine, with an effective date of April 30, 2019, was completed by RPM Global Asia Limited and filed under the Company’s SEDAR profile at www.sedar.com.

XHP project

Activities at the XHP project, a development-stage project, were suspended in Fiscal 2014. In April 2019, Henan Found, the Company’s 77.5% owned subsidiary, entered into a share transfer agreement (the “Agreement”) with an arm’s length private Chinese company to dispose of the XHP project. Pursuant to the Agreement, Henan Found sold its 100% equity interest in SX Gold, the holding company of the XHP project, for $7.3 million (RMB ¥50 million) and forgave the amount of $1.1 million (RMB ¥7.5 million) SX Gold owes to Henan Found. The transaction completed and a gain of $1.5 million was recognized in the three months ended June 30, 2019. As of the date of this AIF, Henan Found received partial payments of $6.1 million (RMB ¥42.5 million) for the sale.

Capitalized Exploration and Development Expenditures

Ying Mining District

In Fiscal 2020, approximately 85,643 m or $2.5 million worth of underground diamond drilling (Fiscal 2019 - 75,955 m or $1.8 million) and 19,088 m or $5.7 million worth of preparation tunnelling (Fiscal 2019 - 18,656 m or $5.4 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 70,240 m or $23.9 million worth of horizontal tunnels, raises and declines (Fiscal 2019 - 65,653 m or $23.2 million) were completed and capitalized.

GC Mine

In Fiscal 2020, approximately 22,513 m or $1.0 million worth of underground diamond drilling (Fiscal 2019 - 24,727 m or $1.3 million) and 19,315 m or $4.6 million worth of tunnelling (Fiscal 2019 - 19,844 m or $5.2 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 3,327 m or $2.4 million worth of horizontal tunnels, raises and declines (Fiscal 2019 - 1,374 m or $1.0 million) were completed and capitalized.

3.4	Other Matters

Normal Course Issuer Bids

On March 17, 2020, the Company announced that the TSX had approved a Normal Course Issuer Bid (“2020 NCIB”) which permitted the Company to acquire (from March 19, 2020 to March 18, 2021) up to 8,670,104 of its common shares, representing approximately 5% of the Company’s 173,402,084 common shares issued and outstanding as of March 16, 2020.

On February 20, 2019, the Company announced that the TSX had approved a Normal Course Issuer Bid (“2019 NCIB”) which permitted the Company to acquire (from February 25, 2019 to February 24, 2020) up to 8,484,682 of its common shares, representing approximately 5% of the Company’s 169,693,640 common shares issued and outstanding as of February 5, 2019. The Company acquired 1,717,100 common shares at an average price of CAD$3.09 per share under the 2019 NCIB, and all such shares were cancelled.

On November 23, 2017, the Company announced that the TSX had approved a Normal Course Issuer Bid (“2018 NCIB”) which permitted the Company to acquire (from November 27, 2017 to November 26, 2018) up to 8,409,712 of its common shares, representing approximately 5% the Company’s 168,194,254 common shares issued and outstanding as of November 16, 2017. The Company acquired 1,717,100 common shares at a weighted average price of CAD$3.32 per share under the 2018 NCIB, and all such shares were cancelled.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1	Normal Course Issuer Bids

Silvercorp’s principal products and its sources of sales are silver-bearing lead and zinc concentrates. At present, Silvercorp sells all its products to local smelters or companies in the mineral products trading business.

For each of the Company’s two most recently completed fiscal years, revenues for each category of products that accounted for 10% or more of total consolidated revenues are as follows:

	Years ended March 31,
In 000s’US$	2020	2019
Silver (Ag)	84,872	80,654
Lead (Pb)	51,966	64,111
Zinc (Zn)	15,780	20,654

Additional information is provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed fiscal year.

The mining industry is intensely competitive and the Company competes with many companies possessing similar or greater financial and technical resources. The Company’s competitive position is largely reliant upon its ability to maintain a high margin operation, resulting from relatively high grade resources, and lower production costs in China compared to the costs of other producers outside China. The Company’s competitive advantage also results from the quality of its concentrates and its proximity to local smelters.

In Fiscal 2020, silver and zinc production at the Ying Mining District surpassed its annual guidance by 2% and 16%, respectively, while lead production was in line with its annual guidance. The higher silver production was mainly due to the increase in head grades, offset by lower ore production achieved and the higher zinc production was mainly due to the improvement in recovery rates. Silver and lead head grades increased to 309 g/t for silver and 4.6% for lead from the guidance of 290 g/t and 4.3%, respectively. The cash production cost per tonne of ore processed was 1% below its annual guidance while the all-in sustaining production cost was 2% over its annual guidance.

In Fiscal 2019, silver and zinc production at the Ying Mining District surpassed its annual guidance by 7% and 4%, respectively, while lead production was in line with its annual guidance. The higher silver production was mainly due to the increase of head grades offset by lower ore production achieved and the higher zinc production was mainly due to the improvement in recovery rates. Silver and lead head grades increased to 311 g/t for silver and 4.4% for lead from the guidance of 285 g/t and 4.3%, respectively. The cash production costs per tonne were 3.5% higher than its annual guidance mainly due to inflation resulting in higher raw material and utility costs and adjustments to mining contractor’s costs.

In Fiscal 2020, silver, lead and zinc production at the GC Mine surpassed its annual guidance by 16%, 23% and 18%, respectively, mainly due to an increase of 8% in ore production and an improvement in head grades. Per tonne cash production cost and all-in sustaining production cost were 8% and 10% lower than its annual guidance.

In Fiscal 2019, silver, lead and zinc production at the GC Mine surpassed its annual guidance by 5%, 17% and 19%, respectively, mainly due to a 16% increase in ore production offset by lower head grades for silver and lead. The cash production costs per tonne and all-in sustaining costs per tonne were 9% and 16% lower than its annual guidance.

As at March 31, 2020, the Company had 898 employees at Henan Found, 254 at Guangdong Found, 4 at Hunan Yunxiang, 22 at the Beijing representative office, and 18 in the Vancouver corporate office.

Fiscal 2021 Outlook

Production

For the year ended March 31, 2021 (“Fiscal 2021”), the Company expects to produce approximately 930,000 to 970,000 tonnes of ore, which is anticipated to yield approximately 6.2 to 6.5 million ounces of silver, 66.1 to 68.5 million pounds of lead, and 24.5 to 26.7 million pounds of zinc. Fiscal 2021 production guidance represents an increase of approximately 2% to 7% in silver production, 2% to 5% in lead production, and 12% to 22% in zinc production compared to the Fiscal 2020 annual guidance.

In Fiscal 2021, at the Ying Mining District, production is expected to be 640,000 to 660,000 tonnes of ore with grades of 292 g/t silver, 4.3% lead and 0.9% zinc, with expected metal production of 5.6 to 5.8 million ounces of silver, 56.6 to 58.0 million pounds of lead and 7.0 to 8.0 million pounds of zinc. The cash production cost is expected to be $74.7 to $82.5 per tonne of ore. The all-in sustaining cost is forecast to be $133.5 to $140.5 per tonne of ore.

In Fiscal 2021, the GC Mine plans to mine and process 290,000 to 310,000 tonnes of ore averaging 96 g/t silver, 1.7% lead and 3.3% zinc with expected metal production of 0.6 to 0.7 million ounces of silver, 9.5 to 10.5 million pounds of lead and 17.5 to 18.7 million pounds of zinc. The cash production cost is expected to be $52.2 to $57.5 per tonne of ore. The all-in sustaining cost at GC Mine is expected to be $78.5 to 82.9 per tonne of ore.

Capital Expenditures Budget

Capital expenditures at the Ying Mining District in Fiscal 2021 are budgeted at $37.0 million, including $5.5 million for ramp development tunnelling, $26.9 million for mine exploration and other development tunnelling and $4.6 million for equipment and infrastructure. Capital expenditures at the GC Mine in Fiscal 2021 are budgeted at $5.4 million, including $1.4 million for ramp development tunnelling, $3.2 million for mine exploration and other development tunnelling, and $0.8 million for equipment and infrastructure.

Growth by Exploration and Acquisition

The Company continues to pursue future growth opportunities by carrying out exploration programs within existing permit areas at its projects. For example, on May 28, 2020, the Company announced a drill program targeting gold mineralization at the LMW, LME and TLP mines. In addition, the Company continues to evaluate the acquisition of exploration, development and production assets, or the acquisition of or merger with other entities. The Company regularly engages in discussions with respect to such possible opportunities. At any time, discussions and activities may be in progress on a number of initiatives, each at different stages of advancement. Although the Company may from time to time be a party to a number of letters of intent with respect to certain opportunities and other acquisitions, the Company currently does not have any binding agreements or binding commitments to enter into any such transactions. There is no assurance that any potential transaction will be successfully completed.

4.2	Corporate Governance, Safety, Environment and Social Responsibility

Corporate Governance

The Company adheres to high standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC. Silvercorp believes that our current corporate governance systems meet or exceed these requirements. The board of directors of the Company (the “Board”) oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of five directors, and as at March 31, 2020 and the date of this AIF, four of them are independent, and one is female. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies and the key risks of the business, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Corporate Governance and Nominating Committee, appointed by the Board, oversee the effective functioning of the Board and the implementation of governance best practices.

Corporate Philosophy on Sustainability

Silvercorp operates with the goal of achieving business success within a framework of principles and values that aims to minimize any negative impacts of its operations and maximize the benefits for the communities where it operates. The Company highly values sustainable development, as well as ensuring a safe workplace for all employees and contractors, at all of our sites. We will continue to engage and interact regularly, and in an open and honest way, with governments, shareholders, employees, local communities, business partners and other stakeholders affected by our operations. We will also report, on an ongoing basis, on topics of interest to our various stakeholders to keep them apprised of our efforts in the area of sustainability.

These corporate philosophies tie directly into the emphasis on efficient process design and effective management across all aspects of our operations. Significant, ongoing efforts are made to identify and minimize various risks, as well as streamline the collection, monitoring and reporting of relevant data. A social media platform, the “Enterprise-Blog”, is an instrumental tool used to ensure all mandatory procedures are being performed. Amongst other things, it allows for the recording of appropriate environmental, health and safety data that can be made available for inspection by various authorities. In addition, an on-line, real time, monitoring and GPS system was established to further the goal of creating an “intelligent mine”. This is expected to provide benefits in a number of areas.

Environmental and Social Responsibility

The Company has remained focused on sustainable development since its inception and is dedicated to fulfilling its environmental goals and responsibilities. We are committed to ensuring all our activities comply with all relevant industry standards, legislation and environmental regulations applicable in the various regions in which we operate. Our operations were all subject to inspections by government agencies in Fiscal 2020 and, to the best of management’s knowledge, all were, and continue to be, in compliance in all material respects with applicable regulations.

Our management team has regular, constructive dialogue with regulators in order to stay abreast of potential new environment policies or regulations that could have an impact on our operations and determine how to best address any changes. For example, as the mining industry is experiencing worldwide, the Chinese government is scrutinizing the use of dams to store mining tailings and imposing more stringent requirements on their location, form of construction, and ultimate size. In response, the Company’s GC Mine completed the construction of a paste backfill plant, at a cost of approximately $1.5 million, to enable it to return a significant portion of the tailings created in the mill back underground as fill for mined out areas. While an incremental investment, this is expected to reduce the future costs and risks associated with the operation of above ground tailings facilities.

In Fiscal 2020, the Company reforested more than 9.1 hectares through land reclamation and environmental restoration projects. In Fiscal 2019, our expenditures for concurrent reclamation included $0.2 million to re-forest more than 4.8 hectares through land reclamation and environmental restoration projects. The Company also made a $0.6 million investment to improve the tailings management facilities at the Ying Mining District. We currently estimate the aggregate present value of expenditures required for future closure and decommissioning costs to be approximately $8.7 million as of March 31, 2020. We are not aware of any material environmental matters requiring significant capital or operating outlays in the immediate future. We caution readers that actual closure and reclamation costs may vary, perhaps materially, from estimates.

The Company is committed to creating sustainable value in the communities where our people work and live. As part of our objective to minimize the impact our operations have on the environment, Silvercorp strives to reduce its energy and water consumption. Guided by research conducted by our local offices, the Company participates in, and contributes to, numerous community programs that typically center on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the approximately $24.5 million in taxes and fees paid to various levels of government in China, in Fiscal 2020, the Company:

  promoted community health and alleviating poverty in the local community with an emphasis on children and seniors, through periodic visits and subsidies; and

  donated $0.2 million to institutions in scholarship or education assistance programs to support children’s education at the local and national level.

Health and Safety

The Company is dedicated to minimizing the potential health and safety risks faced by employees and contractors. Training for new workers and ongoing training programs are a priority and Silvercorp continuously reviews and refines all standard procedures at our mines and milling facilities to identify any potential risks associated with each step of the operations.

Moreover, in response to health risks associated with the spread of COVID-19, the Company implemented a number of health and safety measures designed to protect employees at its operations in the three months ended March 31, 2020. In Fiscal 2020, the Company:

  donated $0.2 million to the local government in China as part of the Company’s effort to help address the impact from COVID-19; and

  donated personal protective equipment, worth approximately $0.1 million, consisting of 17,000 3M N95 respirator masks, 100,000 pairs of medial gloves, 1,000 protective bodysuits, and 540 goggles, to Vancouver General Hospital and Vancouver Coastal Health as part of the Company’s effort to reduce the significant risks faced by front-line healthcare workers in Vancouver-area hospitals as they combat COVID-19.

4.3	Chinese Mining Law

Currently, all of the Company’s material properties are located in China. Under the laws of China, mineral resources are owned by the state, and until 1997, state-owned enterprises have been the principal force in the development of mineral resources.

A new Mineral Resources Law became effective on January 1, 1997, and two regulations were promulgated on February 12, 1998, and later amended in July 2014. The new law provided for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has priority in obtaining the mining right to mineral resources within the exploration area provided the holder meets the conditions and requirements specified in the law. The Company’s interests in mineral properties are held though joint venture companies established under and governed by, the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations.

Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

On January 1, 2020, the Regulation for Implementing the Foreign Investment Law (“FIL”) came into force in China. FIL and supporting regulations and policies were amended to further open up China and provide foreign-invested enterprises(“FIEs”) “national treatment”. Under FIL, FIEs are treated equally as domestic enterprises in many important respects, including the reduction of previous approval and filing procedures. FIL replaces existing laws on foreign investment passed in China between 1979 and 1990, namely the Law on Sino-Foreign Contractual Joint Ventures (“CJV Law”).

Key Impact of FIL on Existing FIEs

Corporate Governance

For existing FIEs, they can retain their corporate structure etc. unchanged for five years starting from the effectiveness of the FIL, i.e. January 1, 2020. Upon the expiration of the five year transition period, all FIEs shall be governed by PRC Company Law.

The highest authority is transferred from the Board of Directors to the shareholders. The decision-making authority specified in the original Articles of Association has changed. Decisions on significant matters are made by the shareholders. The shareholders have the right to elect and dismiss directors, and have broad decision-making power over the company’s management. Resolutions on major matters require more than 2/3 of the voting rights of the shareholders. If there is a special agreement on the veto power of the Chinese joint venture party or the FIE in the original articles of association, a supplementary term can be signed to remove or retain such agreement. Under CJV Law, terms of operations were stipulated to be 30 years in the company’s articles of association. Under FIL, this 30 year period can be amended to be a longer term.

The below table shows the key differences on corporate structure and governance under the CJV Law and FIL.

	CJV Law	FIL (PRC Company Law)
Highest authority	Board of Directors or Joint Management Committee	Shareholders
Powers and duties of highest authority	All major issues such as change of articles of association, increase and decrease of registered capital, merger or spin-off, assets mortgage and dissolution	More detailed than those under CJV Law
Voting rules for major issues	Unanimous consent of all directors or members of the Joint Management Committee present at the meeting	Favourable votes of shareholders holding T or more of the voting rights
Number of directors	No less than 3 directors or members of the Joint Management Committee	3-13 directors for a Board or one executive director
Quorum	2/3 or more of all directors or members of the Joint Management Committee	Free to be agreed by shareholders
Term of director	No more than 3 years (can be re-elected)	No more than 3 years (can be re-elected)
Legal representative	Chairman of the Board or the director of the Joint Management Committee	Chairman of the Board, executive director or general manager
Foreign investment ratio	Generally, no less than 25%. There are some restrictions applied	No restrictions - unless otherwise specified in the negative list
Distribution of profits	In proportion to the contribution of the registered capital	In proportion to the paid-in contribution to the registered capital unless otherwise agreed by the shareholders

Equity Transfer

Under CJV Law, a shareholder needs to obtain consents of all other shareholders if it intends to transfer its shares in the joint venture regardless of whether it is an internal transfer (i.e., transfer to another shareholder if there are more than two shareholders) or it is an external transfer. In contrast, FIL offers more flexible transfer mechanisms - there are no consent requirement if it is an internal transfer. In cases of external transfers, consents of more than half of the other shareholders are required and if any other shareholder refuses the transfer but refuses to buy such shares to be transferred, then such shareholder shall be deemed having agreed with the proposed transfer. The FIL also allows the shareholders to agree on different share transfer mechanisms, which gives more flexibility to shareholders on transfer of shares.

Under FIL, FIEs can participate in government procurement, issue shares, corporate bonds and other financing to the public in accordance with applicable laws. Capital gains within China by FIEs can be freely remitted in RMB or any other foreign currency. In addition to accepting supervision and inspection by applicable regulatory authorities, no organization or individual may illegally restrict the currency, amount, and frequency of remittances.

4.4	Risk Factors

An investment in the common shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements and information relating to the Company.

COVID-19

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers.

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company’s control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.

As at the date of this AIF, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time.

The Company’s exposure to such public health crises also includes risks to employee health and safety. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company’s workforce at risk.

Fluctuating commodity prices

The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks relating to the spread of COVID-19; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

Recent market events and condition

Over the past several years market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems, along with the uncertainty of the Canadian, United States and global economic conditions which have been heightened due to emerging risks relating to the spread of COVID-19, and the prior decline in precious metal prices, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

Over the past several years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many resource companies, particularly those considered exploration-stage, development-stage, or single asset companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of natural resource companies have in the past experienced an extraordinary decline in value and in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities with little consideration to the price received.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Estimation of Mineral Resources, Mineral Reserves, mineralization, and metal recovery

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, mineralization and corresponding grades being mined or dedicated to future production. Until Mineral Resources, Mineral Reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. Any material change in quantity of Mineral Resources, Mineral Reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production.

Interpretations and assumptions of Mineral Resource and Mineral Reserve estimates

Unless otherwise indicated, Mineral Resource and Mineral Reserve estimates presented in this AIF and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by the Company’s personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The Mineral Resource and Mineral Reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades, operating costs and other estimates that may prove to be inaccurate. There can be no assurance that these estimates will be accurate; Mineral Reserve, Mineral Resource or other mineralization figures will be accurate; or the mineralization could be mined or processed profitably. The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Exploration and development programs

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metals prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company’s exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse effect on the Company’s operations and profitability.

Economic factors affecting the Company

Many industries, including the mining industry, are impacted by market conditions. Some of the key impacts of the recent financial market turmoil include emerging risks relating to the spread of COVID-19, contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically: the volatility of silver, lead and zinc prices may impact the Company’s revenues, profits, losses and cash flow; volatile energy prices, commodity and consumable prices and currency exchange rates would impact the Company’s production costs; and the devaluation and volatility of global stock markets may impact the valuation of the Company’s equity and other securities. These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Timing, estimated amount, capital and operating expenditures and economic returns of future production

There are no assurances if and when a particular mineral property of the Company can enter into production. The amount of future production is based on the estimates prepared by or for the Company. The capital and operating costs to take the Company’s projects into production or maintain or increase production levels may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for the Company and may differ significantly from their actual values. There can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by the Company.

Integration of future acquisitions into existing operations

The Company may make select future acquisitions. If the Company does make acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to: integrating the operations of an acquired business or property in a timely and efficient manner; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place pressure on the Company’s cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration existing shareholders may experience dilution.

The integration of the Company’s existing operations with any acquired business may require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation may require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.

Permits and licenses for mining and exploration

All Mineral Resources and Mineral Reserves of the Company’s subsidiaries are owned by their respective joint venture entities in China. Mineral exploration and mining activities in China may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses, and other certificates in accordance with the relevant mining laws and regulations. These permits and license are also subject to annual inspection by government authorities. Failure to pass the annual inspections may result in penalties. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. Please see “Table 1, Mining licenses”, on page 23 for information on the current status of mining licences at the Ying Project.

Nearly all mining projects require government approvals and permits relating to environmental, social, land and water usage, community, and other matters, including those discussed in Sections 20 of the respective NI 43-101 Technical Reports on the Company’s material properties (see the Ying Report and the GC Report respectively). Some of the permits or certificates that are subject to renewal in the next three years at the GC Mine, not otherwise discussed in the GC Report include:

Permit	Expiry Date	Approving Authority
Safety Production Permit	October 25, 2020	Bureau of Safety Production and Inspection of Yunfu City, Guangdong Province
Dry Stacking and Filling Safety Production Permit	September 3, 2020	Bureau of Safety Production and Inspection of Yunfu City, Guangdong Province
Blasting Operation Permit	July 2, 2021	Ministry of Public Security
Pollutant Discharge Permit	September 8, 2020	Environment Protection Administration of Yunfu, Guangdong Province

There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

Title to properties

With respect to the Company’s properties located in China, while the Company has investigated title to all of its mineral claims, and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

Joint venture partners

The Company’s interests in various projects may, in certain circumstances, become subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial conditions: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Acquisition of commercially mineable mineral rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish mineral reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions that fit the Company’s business strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Financing

The Company has limited financial resources. If the Company’s exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

The Company intends to fund its plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. One source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source of financing will continue to be available as required, or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

Competition

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of such ore, or concentrate, by the Company. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.

The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Operations and political conditions

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

Regulatory environment in China

The Company conducts operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to annual inspection by government authorities. Failure to pass the annual inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters, including those discussed in Sections 20 of the respective NI 43-101 Technical Reports on the Company’s material properties (see the Ying Report and the GC Report respectively).

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Dependence on management and key personnel

The executive director and the China operational management team all have extensive experience in the mineral resources industry in China. Most of the non-executive directors also have extensive experience in mining and/or exploration (or as advisors to companies in the field). The Company’s success depends to a significant extent upon its ability to retain, attract and train key management personnel, both in Canada and in China.

The Company depends on the services of a number of key personnel, including the Chief Executive Officer, Chief Financial Officer, and the China operational management team, the loss of any one of whom could have an adverse effect on the Company’s operations.

The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. The Company cannot be assured that it will be successful in attracting and retaining skilled and experienced personnel.

Foreign exchange rate fluctuations

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar while the functional currency of all Chinese subsidiaries is Chinese Renminbi. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The fluctuation of the exchange rate between the reporting currency and its functional currencies may materially and adversely affect the Company’s financial position.

Insurance

The Company’s mining activities are subject to the risks normally inherent in the industry, including, but not limited, to environmental hazards, flooding, fire, periodic or seasonal hazardous climate and weather conditions, unexpected rock formations, industrial accidents and metallurgical and other processing problems. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. The Company may become subject to liability which it cannot insure or may elect not to insure due to high premium costs or other reasons. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, be available at economically acceptable premiums or be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Conflicts of interest

Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

Internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management assesses the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that the Company can conclude on an ongoing basis that the Company have effective internal control over financial reporting. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. No evaluation can provide complete assurance that our internal control over financial reporting will prevent or detect misstatements on a timely basis, or detect or uncover all failures of persons employed by the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to improve our internal control over financial reporting.

The failure to satisfy these requirements on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares or market value of other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause to fail to meet the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Outcome of current or future litigation or regulatory actions

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceedings, and the amount of any damages awarded or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on the reputation of the Company and may impact its ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the directors, officers and employees of the Company and as a result, the diversion of such resources could materially affect the ability of the Company to conduct its operations in the normal course of business. Significant fees and expenses may be incurred by the Company in connection with the investigation and defense of litigation and regulatory proceedings. The Company may also be obligated to indemnify certain directors, officers, employees and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on the Company’s future operating results. The Company may be able to recover certain costs and expenses incurred in connection with such matters from its insurer. However, there can be no assurance regarding when or if the insurer will reimburse the Company for such costs and expenses.

Bringing actions and enforcing judgments under U.S. securities laws

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws, other laws in the U.S. state(s) in or the equivalent laws of other jurisdictions of residence.

The Company’s investment in New Pacific Metals Corp.

The Company is a strategic investor in New Pacific Metals Corp. (“New Pacific”), a Canadian public company listed on the TSX Venture Exchange and the OTCQX Best Markets. As of the date of this AIF, the Company beneficially owns, directly and indirectly, and controls 43,917,216 or 28.9% of the outstanding common shares of New Pacific. New Pacific is a junior exploration company currently in the business of acquiring and exploring mineral properties.

Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. New Pacific has no revenue from operations and no ongoing mining operations of any kind.

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by New Pacific will be affected by numerous factors beyond the control of New Pacific. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the possible loss of principal.

Substantial expenditures are required to establish ore reserves through drilling, metallurgical, and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate, or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even if it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body, which can be legally and economically exploited.

In addition to the high degree of risk associated with investing in junior exploration mining companies, the Company’s investment in New Pacific entails an additional risk by virtue of the fact that its only material property, the Silver Sand project, is located in Bolivia. Bolivia’s history since the mid-1960s has been one of political and economic instability under various governments. Since 2006, the government has frequently intervened in the national economy and social structure, including periodically imposing various controls, the effects of which have been to restrict the ability of both domestic and foreign companies to operate freely. Although Silvercorp believes that the current conditions in Bolivia are relatively stable and conducive to conducting business, New Pacific’s current and future mineral exploration and mining activities in Bolivia are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, political and labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Given the political instability and social unrest in Bolivia following the general elections held on October 20, 2019, there is no assurance that New Pacific will be successful in obtaining ratification of the mining production contract (“MPC”) it signed with Corporación Minera de Bolivia (“COMIBOL”) in a timely manner or at all, or that they will be obtained on reasonable terms. New Pacific cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and New Pacific’s business.

Cybersecurity Risks

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

ITEM 5	MINERAL PROPERTIES

The Company has interests in mineral properties located in China. As at March 31, 2020, these properties were carried on the Company’s consolidated statements of financial position as assets with a book value of approximately $224.6 million. The book value consists of acquisition costs plus cumulative expenditures on properties, net of amortization and impairment charges for which the Company has future development plans.

For the purposes of NI 43-101, the following properties have been determined to be material to the Company as of March 31, 2020: (a) the Ying Mining District, Henan Province, China (the “Ying Property”); and (b) the GC Mine located in Guangdong Province, China.

5.1	Ying Mining District, Henan Province, China

Current Technical Report

Except as otherwise stated, the information in this AIF is based on the latest technical report titled “Ying NI 43-101 Technical Report, Silvercorp Metals Inc., Henan Province, China” (the “Ying Report”) dated effective December 31, 2016, and prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) on February 15, 2017. AMC had previously prepared technical reports on the Ying Property in 2012 (filed 15 June 2012, effective date 1 May 2012) (the “2012 Technical Report”), and in 2013 (minor update to 2012 report, filed 30 April 2013, effective date 1 May 2012) and in 2014, filed 5 September 2014, effective date 31 December 2013.

P R Stephenson, H A Smith and A Ross visited the Ying Property in July 2016. All authors of this report qualify as independent Qualified Persons.

Portions of the following information are based on the assumptions, qualifications and procedures described in the Ying Report, which are not fully described herein. The full text of the Ying Report which is available for review on SEDAR at www.sedar.com is incorporated by reference in this AIF.

Project Description, Location and Access

The Ying Property is situated in central China in western Henan Province near the town of Luoning. The term “Ying District” is used to describe a 100 sq. km size rectangular area bounded by latitude 34°07’N to 34°12’N and longitude 111°14’E to 111°23’E.

The Ying Property is about 240 km west-southwest of Zhengzhou, the capital city of Henan Province, and 145 km southwest of Luoyang, which is the nearest major city. The project areas have good road access and operate year round. Within this district block, Silvercorp has three principal centres of operation, within which six mining projects are located.

Silvercorp, through wholly owned subsidiaries, has effective interests of 77.5% in the SGX/HZG projects and TLP projects, and 80% in the HPG, LME and LMW projects. It has all the exploration and mining permits necessary to cover its mining and exploration activities. There are no known or recognized environmental problems that might preclude or inhibit a mining operation in this area.

The Ying Property is now covered by four major contiguous mining licenses. The total area of the four mining licenses is 68.74 sq km. Table 1 lists their names, license numbers, areas and expiry dates. All Tables are numbered relative to their position in the AIF.

Table 1 Mining licenses

Area and licence name	Mines	Mining licence #	Sq km	ML Expiry Date
Yuelianggou Lead-zinc-silver Mine	SGX and HZG	C4100002009093210038549	19.83	Sept 2024
Haopinggou Lead-zinc-silver-gold Mine	HPG	C4100002016043210141863	6.2257	29 Apr 2028 *
Tieluping-Longmen Silver-lead Mine	TLP, LME and LMW	C4100002016064210142239	22.916	26 Feb 2021 **
Dongcaogou Gold-silver Mine	none	C4100002015064210138848	19.772	15 June 2025
Total			68.74

Notes:
*	Ying Report states 29 April 2019. Mining license for HPG extended since Ying Report date.
**	Ying Report states 7 June 2018. Mining license for TLP, LME and LMW extended since Ying Report date.

In addition, mining is only permitted between prescribed elevations as follows:

  Yuelianggou Mining License - 1060 m and 0 m elevations

  Haopinggou Mining License - 955 m and the 365 m elevations

  Tieluping-Longmen Mining License - 1,250 m and the 700 m elevations

  Doncaogau Mining License - 1,087 m and the 605 m elevations

Henan Found will initiate applications to the relevant government departments so that exploration permits are reissued beneath the lower boundary of the mining permit areas. This will enable exploration to continue at depth.

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. Silvercorp acquired an interest in the SGX project in 2004, the HPG project in 2006, and the TLP / LM projects in late 2007.

The existing mining licenses cover all the active exploration and mining areas discussed in this Technical Report. Mining licenses are subject to mining-right usage fees (a fixed annual charge), mineral resource compensation fees, and applicable mineral resource taxes. The renewal of mining licenses and extending mining depth and boundaries occur in the ordinary course of business as long as mineral resources exist, are defined, the required documentation is submitted, and the applicable government resources taxes and fees are paid. The mining licenses give the right to carry out full mining and mineral processing operations in conjunction with safety and environmental certificates. The safety certificates for Silvercorp’s mining activities have been issued by the Department of Safety, Production and Inspection of Henan Province. Environmental certificates have been issued by the Department of Environmental Protection of Henan Province.

Surface rights for mining purposes are not included in the licenses, but Silvercorp has acquired surface rights for mining and milling activities by effecting payment of a purchase fee based on the appraised value of the land. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work.

Silvercorp has established an environmental protection department consisting of five full time staff, which is responsible for environment / rehabilitation management work in the Ying Property. Monitoring plans include air and dust emissions and noise and waste water monitoring, and are undertaken by qualified persons and licensed institutes. AMC understands that results from 2013 to 2016 indicate that surface water, sanitary / process plant waste water and mining water are in compliance with the required standards. In addition, project completion inspection results were all compliant for waste water discharge, air emission, noise and solid waste disposal.

There have been a few exceptional cases in which pH values of the discharged mining water were slightly over 9.0 and Pb concentrations slightly exceeded the permitted limit of 0.011 mg/l at the general discharge point after sedimentation tank for both SGX and TLP mines.

Silvercorp’s production activities are in compliance with Chinese and international labour regulations. In accordance with Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

China has an established Mining Code which defines the mining rights guaranteed by the government of China. Before July 1, 2016, an amount equivalent to 2-4% of sales as resources compensation fee and RMB13 (approximately $1.92) per milled tonne resource tax was payable by companies to the government. Income tax rate is 25%. Effective July 1, 2016, the resources compensation fee was revised to be zero, while the resource tax was to be levied based on certain percentage of sales. The current resource tax applicable to Silvercorp is approximately 3% of sales.

The district lies within rugged, deeply dissected mountainous terrain of the Xionger Mountain Range. Elevations range from 300 m to 1,200 m above sea level. Hill slopes are steep, commonly exceeding 25°, and have good bedrock exposure.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns and small trees. At higher elevations the vegetation is denser and the trees are larger. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

The Ying Property is about 240 km west-southwest of Zhengzhou (population 7.0 million), the capital city of Henan Province, and 145 km southwest of Luoyang (population 1.4 million), which is the nearest major city. Zhengzhou, the largest industrial city in the region, offers full service facilities and daily air flights to Beijing, the capital of China, as well as Shanghai and Hong Kong. The nearest small city to the project area is Luoning (population >80,000), about 56 km by paved roads from Silvercorp’s Ying mill site which is located centrally to the projects. The mill site is about 15 km by paved road from the Guxian Reservoir. The SGX exploration-development camp is accessed via a 10 minute ferry ride across the Reservoir. To date, ore from the SGX and HZG mines has been transported by ferry across the Guxian Reservoir to the mills. Silvercorp is currently driving a haulage tunnel to connect the SGX and HPG mines to increase haulage efficiency and ensure an environment-friendly operation. The HPG, TLP and LM projects have good road access.

The area has a continental sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10°C to 38°C and annual average of 15°C. The annual precipitation averages 900 mm, occurring mostly in the July to September rainy season and supplemented by snow and frost occurring from November to March. The projects operate year round.

Silvercorp has sufficient surface rights to operate the projects. There are major power grids adjacent to the properties, including a power line extending to the SGX Area. Adjacent to the Ying Property is a hydropower generating station at the dam that forms the Guxian Reservoir. This reservoir is on the Luo River, a tributary of the Yellow River. Sufficient manpower is available to serve most exploration or mining operations. The steep valleys form natural reservoirs for mine tailings and waste dumps.

History

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the district’s historical activities from 1956 to 2004, when Silvercorp first acquired interests in the area, are described in previous NI 43-101 Technical Reports.

Silvercorp acquired an interest in the SGX Mine in 2004. Subsequently, Silvercorp acquired the HZG, HPG, TLP and LM mines, all of which were previously held and operated by private Chinese companies.

Geological Setting, Mineralization and Deposit Types

The Ying Property is situated in the 300 km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time.

The northern continental plate, the North China Plate, covers all of Henan Province and most parts of North China, while the southern plate, the Yangtze Plate, covers most part of South China. Rocks along the orogenic belt between the two major tectonic plates are severely folded and faulted, offering optimal structural conditions for the emplacement of a myriad of mineral deposits. Several operating silver-lead-zinc mines, including those in the Ying Property, occur along this belt.

The Qinling orogenic belt is comprised largely of Proterozoic- to Paleozoic-age rock sequences consisting of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The rocks are weakly metamorphosed to lower greenschist facies, with local areas of strongly metamorphosed lower amphibolite facies. The basement of the belt is comprised of highly metamorphosed Archean-age rocks of the North China plate, dominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The metamorphosed Qinling belt sequence and the underlying Archean basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages. They are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic to Cenozoic age, primarily marls and carbonaceous argillites, which are in turn overlain locally by sandstone-conglomerate sequences.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults generated during the collision of the two major tectonic plates in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement with sets of conjugate shear structures trending either northwest or northeast. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km-long orogenic belt

The Ying Property contains multiple mesothermal silver-lead-zinc-rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut Archean gneiss and greenstone. To date, significant mineralization has been defined or developed in at least 224 discrete vein structures, and many other smaller veins have been found but not as yet well explored.

Structurally, the vein systems throughout the district are all somewhat similar in that they occur as sets of veins of generally similar orientation enclosed by fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely northwest-southeast. The structures extend for hundreds to a few thousand metres along strike. They are often filled by altered andesite or diabase dikes together with quartz-carbonate veins or as discrete zones of altered bedrock (mainly gneiss) associated with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.

The vein systems consist of narrow, tabular or splayed veins, often occurring as sets of parallel and offset veins. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. “Swells” formed in structural dilatant zones along the veins often forming mineralized “shoots”. At the SGX mine, these shoots range from 30 m to more than 60 m in vertical and horizontal dimensions over true vein widths of 0.4 m to 3.0 m. The vertical dimension of the SGX shoots is commonly twice or more the horizontal dimension. Longitudinal sections constructed along the veins indicate that many of the shoots have a steep, non-vertical rake.

The vein systems of the various mine areas in the district are also generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area. These differences have been attributed to district-scale mineral zonation at different levels of exposure. This subtle zonation is thought to be perhaps analogous to the broad-scale zonation patterns observed in the Coeur d’Alene District (USA) and characteristic of many other significant mesothermal silver-lead-zinc camps in the world (Broili et al., 2008, Broili et al., 2010).

Exploration

From 1 July 2013 to 30 June 2016 (the “Reporting Period”), Silvercorp conducted extensive exploration programs on the Ying Property that included exploration-development activities in the SGX mine area, including two producing mines (SGX and HZG), the HPG mine area, and the TLP and LM mine areas, including three producing mines (TLP, LME and LMW). The past exploration activities, including surface activities, have been detailed in previous NI 43-101 Technical Reports.

Other than drilling, the projects have been explored primarily from underground workings. The workings follow the vein structures along strike, on levels spaced approximately 40 m apart. Silvercorp has found this method of underground exploration an effective and efficient way to define the geometry of the mineralized structures, in part due to the discontinuous character of the high-grade mineralization, but also to the relatively inexpensive development costs.

The exploration tunnelling and drilling programs were conducted during the Reporting Period to upgrade the Indicated and Inferred Mineral Resources, to test the down-dip and along-strike extensions of the major mineralized vein structures and their parallel subzones, and to explore new target areas. The programs comprised 128,385 m of tunnelling, including 72,940 m of drifting along mineralized structures and 33,354 m of cross cutting across mineralized structures. Drift and crosscut tunnels have been developed at 30 m to 50 m intervals vertically to delineate higher-category Mineral Resources. A total of 44,166 channel/chip samples were collected from the six mine areas.

Drilling

Prior to Silvercorp obtaining the rights to the SGX mine in 2004, there was little drilling work completed on the Ying Property. Drilling programs conducted by previous operators include a 10,736 m surface drilling program in the TLP-

LM area by the No. 6 Nonferrous Geological Exploration Team from 1991 to 1994 and a test drilling program of two holes in the SGX area by the Henan Nonferrous Geological Exploration Bureau in 2003.

Since acquiring the Ying projects, Silvercorp has initiated systematic drilling programs to test the strike and down-dip extensions of the major mineralized vein structures and explore for new mineralized structures in less-explored or unexplored areas in the Property.

Since 2004, Silvercorp has organized extensive underground diamond drilling programs each year in the Ying Mining District with a total accumulated metreage of 1,082,840m completed as of June 2016.

Drilling programs were continuously conducted over the Ying Property during the Reporting Period. Underground and surface drilling was carried out in mining areas to test the down-dip extension of major mineralized vein structures, extend the Indicated and Measured Mineral Resources at or above the current mining depth, and infill the Inferred Mineral Resource blocks defined in previous drilling programs below the current mining depth. Most of the holes were designed as inclined holes to test multiple vein structures. A total of 224,729 m in 896 diamond holes was completed, including 7,295 m in 41 surface holes and 217,434 m in 855 underground holes drilled from at or above the current mining elevations. Results of the diamond drilling program were the down-dip and strike extension of most of the major mineralized veins and the discovery of a number of new mineralized veins in the current mine areas.

Drilling results from the 2013-2016 drilling program in the Ying Property are briefly summarized in the table below. These results have been incorporated into the mine databases and contribute to the current Mineral Resource update for the six Ying mine areas.

Table 2 Brief summary of the 2013-2016 drilling results

Mine Area	Holes Completed	No of Mineralized Intersections (≥ 120g/t AgEq)	Average Grade of Mineralized Intersections (g/t AgEq)	Average True Width of Mineralized Intersections (m)	Detected Depth (Elevation m)
SGX	371	182	532	1.23	768 - (-71)
HZG	52	13	550	0.68	899 - 361
HPG	148	103	364	0.83	826 - (-56)
TLP	134	115	367	0.96	956 - (-82)
LME	82	68	499	0.91	958 - 276
LMW	109	79	413	1.02	951 - 433

Sampling and Analysis, and Data Verification

The numerous fault-fissure structures that cut the gneissic bedrock of the Ying Property are not continuously mineralized. Veins occur intermittently along these structures, appearing and disappearing along-strike and down-dip. Silvercorp’s exploration consists of horizontal tunnelling along and across the veins, in addition to driving raises or declines to access the veins at other levels. Core drilling is designed to intersect the veins in other locations both laterally and vertically. Channel samples are collected from underground tunnels and other workings, and core samples are collected from altered and mineralized drill cores.

Core Samples

NQ-sized drill cores (48 mm in diameter) are recovered from the mineralized zones. Drill core recoveries are influenced by lithology and average 98 - 99%. Drill core is moved from drill site to the surface core shack located at the mine camp on daily basis and is logged, photographed and sampled in detail there. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with a sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labeled cotton cloth bag with sample number marked on the bag. A pre-numbered ticket book is used to assign the sample numbers. A ticket from the book is inserted in the bag and the stub of the ticket book is retained for reference. The bagged sample is then shipped to the laboratory for assaying.

Chip / Channel Samples

Channel samples across the mineralized structures are collected across the back of the tunnels at 5 m intervals, with the spacing of channel samples increasing to 15 or 25 m in the non-mineralized sections of the vein structures. Individual channels can consist of multiple chip samples, cut across and bracketing the mineralization and associated wall rocks across the tunnel. Assay results of samples are documented on underground level maps and longitudinal sections.

Sampling, Analysis and Data Verification

Core samples are shipped or couriered in securely sealed bags to one of the following three reputable commercial laboratories:

  The Analytical Laboratory of Henan Nonferrous Exploration Institute (Zhengzhou Nonferrous Laboratory) in Zhengzhou, Henan Province, 1

  The Chengde Huakan 514 Geology and Mineral Testing and Research Institute (Chengde Laboratory) in Chengde, Hebei Province,

  The Analytical Laboratory of the Inner Mongolia Geological Exploration Bureau (Inner Mongolia Laboratory) in Hohhot, Inner Mongolia.

All four laboratories are accredited and certified as first class laboratories by the Chinese government. The procedures for sample preparation and quality management in these laboratories are established in accordance with the official Chinese technical standard DZ/T 0130-2006 (The Specification of Testing Quality Management for Geological Laboratories), which is a combination of the basic principles and methodologies of ISO 9000:2000 and ISO/IEC 17025:1999. Their sample preparation procedures consist of drying, crushing, splitting and weighing of a 200-gram sample, followed by pulverizing to 200-mesh size. The 200-mesh sample split is split again with a 100-gram split used for final assay. Two-acid digestion and AAS finish are utilized on a 0.5 g sample for lead and zinc assay. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two-acid digestion on a 0.5 g sample and AAS finish.

Channel samples are prepared and assayed at Silvercorp’s mine laboratory (Ying Laboratory) located at the mill complex in Luoning County. Samples are dried at 100° to 105°C in an oven and are then crushed and pulverized through three procedures, preliminary crushing, intermediate crushing and final pulverizing. Sample splitting is conducted at each procedure. A 200 g sample of minus 160 mesh (0.1 mm) is prepared for assay. A duplicate sample of minus 1 mm is made and kept at the laboratory archives. A 0.5 g pulp sample is treated with two-acid digestion and assayed for silver, lead, zinc and copper with AAS at the laboratory.

Silvercorp’s QA / QC program in the period from July 2013 to June 2016 comprised the following:

  Regular insertion of Certified Reference Material (CRM) samples, blanks and duplicates at a rate of one CRM, one blank and one duplicate per 40 sample batch.

  Regular review of results, with additional review by independent Qualified Persons.

Silvercorp geologists at each mine and the Exploration Management Department in Silvercorp’s Beijing Office review QA / QC data on a regular basis. Any batch that reaches warning threshold or fails the QA / QC program is automatically notified for investigation or re-assayed, and only approved assay results are used for Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

The lab scale mineral processing and metallurgical tests for the Ying Property deposits were done by three laboratories in China:

  Hunan Nonferrous Metal Research Institute (HNMRI) using SGX mineralization in 2005.

  Tongling Nonferrous Metals Design Institute (TNMDI) using HZG mineralization in 2006.

  Changsha Design and Research Institute (CDRI) using TLP mineralization in 1994.

SGX is the main deposit and the HNMRI work is the most comprehensive; therefore, the lab test results from HNMRI’s study (2005) on SGX mineralization were used for both mill Plant 1 (2005) and Plant 2 (2008) design. AMC is not aware of any subsequent external Design Institute metallurgical test-work having been carried out, although continual on-site “plant-tuning” occurs.

____________________
1 Name change from the Ying Report.

Mineral Resource and Mineral Reserve Estimates

In AMC’s opinion, the geological data used to inform the Ying Property block model estimates were collected in line with industry good practice as defined in the Canadian Institute of Mining and Metallurgy and Petroleum (CIM) Exploration Best Practice Guidelines and the CIM Mineral Resource, Mineral Reserve Best Practice Guidelines.

The Mineral Resource estimates for the Ying Property were prepared by independent Qualified Person, Dr Adrienne Ross, P.Geo, with the assistance of Ms Kathy Zunica of AMC, and with input from Mr Pat Stephenson, P.Geo. Datamine software was used, and, as a result of a recommendation in AMC’s 2012 Technical Report, the June 30, 2016 resources were estimated using a block modelling approach, with 3D ordinary kriging and Datamine’s™ dynamic anisotropy application2.

The Mineral Resources include material (approximately 25% of the Indicated Resources) below the lower limit of Silvercorp’s current mining permits. However, because of the nature of Chinese regulations governing applications for new or extended mining permits, and because Mineral Resources have been shown to extend below the current lower limits, AMC is satisfied that there is no material risk of Silvercorp not being granted approval to extend the lower depth limit of its permits to develop these Resources as and when required.

The Mineral Resources are reported above cut-offs after applying a minimum practical extraction width of 0.3 m. Diluted grades were estimated for blocks with mineralization widths less than 0.3 m by adding a waste envelope with zero grade. Cut-off grades are based on in situ values in silver equivalent (AgEq) terms in grams per tonne and incorporate mining, processing and general & administration (“G&A”) costs provided by Silvercorp for each mine and reviewed by AMC.

For the purposes of cut-off grade and silver equivalent calculations, AMC has used relevant reported individual metal processing recoveries and operating costs for each site, and the following long-term metal prices for both Mineral Resources and Mineral Reserves: Au US$1,250/oz, Ag US$19/oz, Pb US$0.90/lb, Zn US$1.00/lb.

The total estimated Mineral Resources for the SGX, HZG, HPG, TLP, and LME and LMW mines, respectively, reported by category, are summarized in the following Table 3.

____________________
2 Dynamic anisotropy re-orientates the search ellipsoid for each estimated block based on the local orientation of the mineralization

Table 3 Mineral Resources of the Ying Property as of June 30, 2016

Mine	Resource Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Resource
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Measured	2.67	-	296	5.71	3.06	-	25.46	152.7	81.71
	Indicated	3.86	-	271	5.06	2.36	-	33.64	195.5	91.19
	Measured + Indicated	6.54	-	281	5.33	2.64	-	59.10	348.2	172.90
	Inferred	3.66	-	268	5.14	2.33	-	31.50	187.8	85.23
HZG	Measured	0.33	-	390	1.20	0.24	-	4.14	4.0	0.78
	Indicated	0.45	-	297	0.91	0.18	-	4.27	4.1	0.80
	Measured + Indicated	0.78	-	336	1.03	0.20	-	8.41	8.0	1.58
	Inferred	0.35	-	231	1.22	0.25	-	2.63	4.3	0.87
HPG	Measured	0.69	1.10	88	3.77	1.15	24	1.95	26.0	7.92
	Indicated	0.63	1.10	85	2.84	1.15	22	1.72	17.9	7.21
	Measured + Indicated	1.32	1.10	87	3.33	1.15	47	3.66	43.8	15.12
	Inferred	1.01	1.21	114	3.88	1.09	39	3.69	39.1	10.98
LME	Measured	0.32	-	348	1.64	0.31	-	3.55	5.2	1.0
	Indicated	0.93	-	312	2.19	0.49	-	9.33	20.3	4.51
	Measured + Indicated	1.25	-	321	2.05	0.44	-	12.88	25.5	5.51
	Inferred	0.65	-	326	1.60	0.42	-	6.79	10.3	2.73
LMW	Measured	0.54	-	329	3.44	0.27	-	5.74	18.7	1.49
	Indicated	1.93	-	239	2.68	0.31	-	14.84	51.7	6.00
	Measured + Indicated	2.47	-	259	2.85	0.30	-	20.58	70.4	7.49
	Inferred	1.36	-	250	2.37	0.32	-	10.95	32.2	4.38
TLP	Measured	1.36	-	222	3.76	0.28	-	9.71	51.1	3.80
	Indicated	2.60	-	167	3.21	0.31	-	13.97	83.5	7.94
	Measured + Indicated	3.96	-	186	3.40	0.30	-	23.68	134.6	11.74
	Inferred	3.44	-	196	3.95	0.32	-	21.69	135.6	11.04
Total	Measured	5.91	0.13	266	4.36	1.64	24	50.55	257.6	96.69
	Indicated	10.40	0.07	233	3.59	1.13	22	77.76	373.0	117.66
	Measured + Indicated	16.31	0.09	245	3.87	1.31	47	128.31	630.6	214.35
	Inferred	10.47	0.12	230	3.91	1.10	39	77.25	409.4	115.22

Notes:
Measured and Indicated Mineral Resources are inclusive of Mineral Resources from which Mineral Reserves are estimated Metal prices: gold US$1250/troy oz, silver US$19/troy oz, lead US$0.90/lb, zinc US$1.00/lb Exchange rate: RMB 6.50 : US$1.00 Veins factored to minimum extraction width of 0.3 m
Cut-off grades: SGX 140 g/t AgEq; HZG 125 g/t AgEq; HPG 125 g/t AgEq; LME 125 g/t AgEq; LMW 130 g/t AgEq TLP 120 g/t AgEq Silver equivalent formulas by mine:

SGX=33.1895*Pb%+23.4590*Zn%+Ag g/t;	HZG=31.8736*Pb%+Ag g/t;
HPG=33.9925*Pb%+18.3181*Zn%+55.4773*Au g/t+Ag g/t;	LME=34.0436*Pb%+Ag g/t;
TLP=34.1401*Pb%+Ag g/t;	LMW=34.6856*Pb%+Ag g/t;

Exclusive of mine production to 30 June 2016
Rounding of some figures may lead to minor discrepancies in totals

Comparison of Mineral Resources, June 30, 2013 and June 30, 2016

A comparison of Mineral Resource estimates between 30 June 2013 and 30 June 2016 indicates the following:

  For Measured plus Indicated Resources, tonnes have increased by 16%, grades have increased by between 3% and 7%, and contained metal has increased by 20% for silver, 23% for lead and 24% for zinc.

  For Inferred Resources, tonnes have increased by 39%, silver grades have decreased by 8%, lead grades have increased by 20%, zinc grades have increased by 11%, and contained metal has increased by 28% for silver, 67% for lead and 54% for zinc.

  The main reasons for the differences are Mineral Resource addition and conversion to higher categories arising from drilling and level development, different cut-off grades, and depletion due to mining.

Mineral Reserve Estimate

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue to be predominant at the Ying Property, namely cut and fill resuing and shrinkage stoping, using hand-held drills and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. AMC has observed the mining methods at the Ying Property and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope. For the total tonnage estimated as Ying Mineral Reserves, 42% is associated with resuing and 58% with shrinkage. The Mineral Reserve estimates for the Ying Property were prepared by Silvercorp under the guidance of independent Qualified Person, Mr H A Smith, P.Eng., who takes QP responsibility for those estimates.

Cut-off Grades

Mineral Reserves have been estimated using breakeven cut-off values for shrinkage and resuing at each site as appropriate. The cut-off grade basis is summarized below and in Table 4.

Cut-off grade AgEq (g/t) = (mining cost + sustaining capital + milling cost + hauling cost + G&A cost + selling cost + mineral resources tax) / (processing recovery x mining recovery x Ag price).

Table 4 Mineral Reserve Cut-off Grades and Key Estimation Parameters

Item	SGX		HZG	HPG		LME		TLP		LMW
Foreign exchange rate (RMB:US$)	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50
	Resuing	Shrinkage	Resuing	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Operating costs
Sustaining Capital ($/t) (mine development & exploration tunnelling cost)	29.09	29.09	32.11	23.05	23.05	18.61	18.61	12.34	12.34	21.96	21.96
Mining Cost ($/t)	51.35	36.49	36.58	55.5	40.58	49.52	29.77	46.4	33.19	55.13	29.77
Hauling cost ($/t)	4.14	4.14	4.60	4.29	4.29	3.24	3.24	3.04	3.04	3.12	3.12
Milling cost ($/t)	8.09	8.09	8.26	8.33	8.33	12.98	12.98	8.20	8.20	5.13	5.13
G&A and product selling cost ($/t)	10.33	10.33	10.33	10.33	10.33	10.33	10.33	10.33	10.33	10.33	10.33
Mineral Resources tax ($/t)	2.42	2.42	2.19	2.04	2.04	2.18	2.18	2.03	2.03	2.22	2.22
Total operating costs (US$/t)*	105.42	90.56	94.07	103.54	88.62	96.86	77.11	82.34	69.13	97.89	72.53
Mining recovery (%)	95	92	95	95	92	95	92	95	92	95	92
Mill recoveries
Au (%)				75	75
Ag (%)	94.45	94.45	95.56	88.94	88.94	95.23	95.23	92.39	92.39	93.32	93.32
Pb (%)	96.51	96.51	93.77	93.08	93.08	93.22	93.22	93.48	93.48	94.98	94.98
Zn (%)	61.4	61.4		45.14	45.14
Breakeven COG (AgEq g/t) = opex $/t / (mining recovery% x processing recovery% x Ag $ value per g*)	190	170	170	200	175	175	145	155	130	180	135

Notes:
Metal price assumptions: Ag $19/oz; Pb $0.90/lb; Zn $1.00/lb.
No Zn value ascribed to ore from HZG, LM, TLP and LMW sites.
Operating costs from 2016 calendar year actuals and projections

Lower cut-off grade values have been used for vein development operations where, effectively, the cost of this development is sunk and the value of the material mined has only to bear the cost of hauling, milling, G&A, selling and tax. These values are shown in Table 5.

Table 5 Vein development cut-off grades

Vein development cut-off estimates	SGX	HZG	HPG	LM	TLP
AgEq Cut-off g/t	50.00	50.00	50.00	50.00	50.00

Note: Costs and metal price assumptions as per Table 3 above.

Dilution

Minimum mining widths are assumed as 0.5 m and 1.0 m respectively for resuing and shrinkage. For resuing, a dilution factor has been applied to each true vein width up to a minimum extraction width of 0.5 m or to (vein width plus 0.1 m) where the true width is greater than 0.4 m. For shrinkage, a minimum dilution factor of 0.2 m is added to the minimum vein width of 0.8m. AMC notes that a key strategy used at Ying for minimizing floor dilution is the placement of rubber mats and / or conveyor belting over the waste fill floor in resuing stopes immediately before each resuing blast. This effectively serves as a barrier between ore and waste.

The dilution calculation process used for the Mineral Reserves assumes that the resulting figures represent the overall tonnes and grade delivered to surface. There is a small degree of waste hand sorting, and therefore upgrading, that occurs underground, depending on the mine and mining method. AMC considers that the resulting impact of this hand-sorting on the delivered product is not significant enough to be material.

AMC notes that the projections for dilution in both resuing and shrinkage stopes assume a high degree of process control in terms of design, drilling and blasting, and that such control on an ongoing basis will be critical to achieving dilution targets.

Table 6 summarizes average dilution from the Mineral Reserve calculations for each of the Ying mines. There is a significant reduction in estimated dilution for Mineral Reserves compared to the most recent Technical Report. AMC considers that the current dilution estimation is reasonable considering the enhanced focus on mining process control and the recently observed results from those efforts.

Table 6 Average dilution by mine and method

Mine	Dilution %
	Resuing	Shrinkage
SGX	17%	15%
HZG	23%	22%
HPG	17%	19%
LM-E	21%	18%
LM-W	13%	14%
TLP	17%	19%
Total Ying	17%	17%

Mining Recovery Factors

Mining recovery estimates used in the Mineral Reserve calculations are based on experience at each of the Ying operations and for each mining method. For resuing stopes, 95% total recovery is assumed; for shrinkage stopes, 92% total recovery is assumed. Minimal pillars are anticipated to remain between adjacent mining blocks in the same vein, and partial recovery in sill pillars is allowed for in the respective recovery factors.

Mineral Reserve Estimate

To convert Mineral Resources to Mineral Reserves, Silvercorp uses the following procedures:

  Selection of Measured and Indicated Resource areas (potential stope blocks) for which the average AgEq grade is greater than the mine cut-off AgEq grade

  Application of minimum extraction and mining width criteria and calculation of dilution at zero grade

  Estimation of Mineral Reserve potential by applying relevant mining loss factors

  Reconfirmation that diluted AgEq grade is greater than mine cut-off

  Confirmation as Mineral Reserves by considering any other significant cost factors such as additional waste development required to gain access to the block in question

Table 7 summarizes the Mineral Reserve estimates for each Ying mine and for the Ying operation as a whole. 38% of the Mineral Reserve tonnage is categorized as Proven and 62% is categorized as Probable.

Table 7 Ying Mines Mineral Reserve Estimates at June 30, 2016

Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	EQ-Ag(g/t)	Metal Contained in Reserves
								Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.32		272	5.25	2.69	509		20.28	121.60	62.21
	Probable	3.18		248	4.86	2.11	459		25.40	154.55	67.06
Total Proven & Probable		5.50		258	5.02	2.35	480		45.68	276.15	129.27
HZG	Proven	0.23		348	1.03	0.20	384		2.60	2.39	0.47
	Probable	0.35		285	0.77	0.15	312		3.23	2.73	0.52
Total Proven & Probable		0.59		310	0.88	0.17	341		5.83	5.12	0.99
HPG	Proven	0.47	1.10	88	3.76	1.13	297	16.43	1.31	17.50	5.26
	Probable	0.29	1.15	108	3.28	1.17	304	10.84	1.02	9.65	3.45
Total Proven & Probable		0.76	1.12	95	3.57	1.15	300	27.27	2.33	27.15	8.71
TLP	Proven	1.00		223	3.45	0.26	341		7.15	34.39	2.62
	Probable	1.48		178	2.91	0.29	277		8.45	43.09	4.31
Total Proven & Probable		2.47		196	3.13	0.28	303		15.60	77.49	6.93
LM-E	Proven	0.20		288	1.45	0.27	337		1.82	2.85	0.54
	Probable	0.75		298	2.11	0.46	370		7.23	15.95	3.48
Total Proven & Probable		0.95		296	1.97	0.42	363		9.06	18.80	4.02
LM-W	Proven	0.46		316	3.29	0.25	428		4.69	15.21	1.14
	Probable	1.57		234	2.61	0.29	323		11.83	41.04	4.63
Total Proven & Probable		2.04		252	2.76	0.28	346		16.52	56.25	5.77
Ying Mine	Proven	4.67	0.11	252	4.15	1.55	431	16.43	37.85	193.95	72.24
	Probable	7.63	0.04	233	3.50	1.09	374	10.84	57.16	267.01	83.45
Total Proven & Probable		12.30	0.07	240	3.75	1.27	396	27.27	95.02	460.96	155.69

Notes to Mineral Reserve Statement:
Stope Cut-off grades (Ag/Eq g/t): SGX - 190 Resuing, 170 Shrinkage; HZG - 170 Resuing; HPG - 200 Resuing, 175 Shrinkage; LME -175 Resuing, 145 Shrinkage; LMW -180 Resuing, 135 Shrinkage; TLP - 155 Resuing, 130 Shrinkage.
Vein development cut-off grades of 50 g/t AgEq for all mines.
Unplanned dilution (zero grade) assumed as 0.05m on each wall of a resuing stope and 0.10m on each wall of a shrinkage stope.
Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.
Metal prices: gold US$1,250/troy oz, silver US$19/troy oz, lead US$0.90/lb, zinc US$1.00/lb
Processing recovery factors: SGX - 94.5% Ag, 96.5% Pb, 61.4% Zn; HZG - 95.6% Ag, 93.8% Pb; HPG - 88.9% Ag, 93.1% Pb, 45.1% Zn; LME - 95.2% Ag, 93.2% Pb; LMW - 93.3% Ag, 95.0% Pb; TLP - 92.4% Ag, 93.5% Pb.
Exclusive of mine production to 30 June 2016.
Exchange rate assumed is RMB 6.50 : US$1.00.
Rounding of some figures may lead to minor discrepancies in totals.

AMC notes that the average silver and lead grades for the total combined Ying Mines Mineral Reserves are of the order of 20% lower than reported mined grades from operations for January to November 2016. This is consistent with the mining plan generally moving into lower grade areas as the LOM progresses. AMC notes that the grade distribution of the Mineral Reserves and the increased operational focus on minimizing dilution allows a continuing opportunity to mine at above-overall-average grades in at least the early stages of the projected remaining LOM. AMC advises that best mining practices and the focus on tight dilution control will be key to optimizing grade throughout the extraction of the Ying Mineral Reserves.

Table 8 below summarizes the total tonnage mined and total metals produced from the Ying Projects as a whole between June 30, 2016 the date of the latest Mineral Reserve report and March 31, 2020:

Table 8 Tonnage mined and metal produced since Ying Report date

	Production, year ended March 31, 2020	Production, year ended March 31, 2019	Production, year ended March 31, 2018	Production, nine months ended March 31, 2017	Total Production since latest Mineral Reserve report (June 30, 2016)
Ore Mined (Mt)	0.60	0.62	0.61	0.46	2.29
Silver Produced (Moz)	5.59	5.75	5.44	4.44	21.22
Gold Produced (oz)	3,314	3,535	3,069	2,387	12,305
Lead Produced (t)	25,598	25,324	25,029	22,025	97,976
Zinc Produced (t)	3,328	2,927	2,783	1,828	10,866

Note: Table 8 and the immediately preceding text that references it are subsequent to and do not form part of the Ying Report.

Mineral Reserves Sensitivity to Cut-off Grade

AMC has tested the sensitivity of the Ying Mineral Reserves to variation in cut-off grade by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The approximate percentage differences in contained AgEq ounces for each of the Ying mines and for the property as a whole are shown in Table 9:

Table 9 Estimated Reduction in Contained AgEq Oz in Mineral Reserves for COG increase of 20%

	SGX	HZG	HPG	TLP	LME	LMW
Mine AgEq oz reduction	3.6%	2.4%	18.6%	10.3%	8.00%	7.2%
Ying Total AgEq oz reduction	6.1%

The lowest sensitivities are seen at SGX and HZG with, respectively, an estimated 3.6% and 2.4% reduction in contained AgEq ounces when the COG is increased by 20%. The highest reduction of 18.6% is noted at HPG. For Ying as a whole, an approximately 6% reduction demonstrates relatively low overall COG sensitivity.

Conversion of Mineral Resources to Reserves

Table 10 compares the respective sums of Measured plus Indicated Resources and Proven plus Probable Reserves for each of the Ying mines and the entire Ying operation.

Table 10 Resources and Reserves Comparison

Mine		Tonnes Mt	Au g/t	Ag g/t	Pb %	Zn %	Au koz	Ag Moz	Pb kt	Zn kt
SGX	Resource MS+ID	6.54		281	5.33	2.64		59.1	348.2	172.9
	Reserve Prv + Prb	5.5		258	5.02	2.35		45.68	276.15	129.27
Conversion percentages		84%		92%	94%	89%		77%	79%	75%
HZG	Resource MS+ID	0.78		336	1.03	0.2		8.41	8.034	1.58
	Reserve Prv + Prb	0.59		310	0.88	0.17		5.83	5.12	0.99
Conversion percentages		76%		92%	85%	85%		69%	64%	63%
HPG	Resource MS+ID	1.32	1.1	87	3.33	1.15	47	3.66	43.8	15.12
	Reserve Prv + Prb	0.76	1.12	95	3.57	1.15	27.27	2.33	27.15	8.71
Conversion percentages		58%	102%	109%	107%	100%	58%	64%	62%	58%
TLP	Resource MS+ID	3.96		186	3.4	0.3		23.68	134.6	11.74

	Reserve Prv + Prb	2.47		196	3.13	0.28		15.6	77.49	6.93
Conversion percentages		62%		105%	92%	93%		66%	58%	59%
LM-E	Resource MS+ID	1.25		321	2.05	0.44		12.88	25.5	5.51
	Reserve Prv + Prb	0.95		296	1.97	0.42		9.06	18.8	4.02
Conversion percentages		76%		92%	96%	95%		70%	74%	73%
LM-W	Resource MS+ID	2.47		259	2.85	0.3		20.58	70.4	7.49
	Reserve Prv + Prb	2.04		252	2.76	0.28		16.52	56.25	5.77
Conversion percentages		83%		97%	97%	93%		80%	80%	77%
Total	Resource MS+ID	16.31	0.09	243	3.87	1.31	47	127.42	630.6	214.35
	Reserve Prv + Prb	12.3	0.07	240	3.75	1.27	27.27	95.02	460.96	155.69
Conversion percentages		75%	78%	99%	97%	97%	58%	75%	73%	73%

*Numbers may not compute exactly due to rounding.

For the Property as a whole, total Mineral Reserve tonnes are approximately 75% of Mineral Resource (Measured plus Indicated) tonnes. Silver, lead and zinc Mineral Reserve grades are 99%, 97% and 97% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for silver, lead and zinc are 75%, 73% and 73% respectively.

Reconciliation

Table 11 shows Ying Mineral Reserves as of mid-2013 (previous Technical Report) and as of mid-2016 (this Technical Report). The 2016 data is exclusive of ore mined since mid-2013.

Table 11 Mineral Reserves mid-2013 and mid-2016

Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Reserves
							Au (oz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX 2013	Proven	2.66		230	4.41	2.33		19.64	117.30	61.90
	Probable	2.20		206	3.75	1.90		14.56	82.50	41.90
Total Proven & Probable		4.86		219	4.11	2.14		34.20	199.80	103.80
SGX 2016	Proven	2.32		272	5.25	2.69		20.28	121.60	62.21
	Probable	3.18		248	4.86	2.11		25.4	154.55	67.06
Total Proven & Probable		5.50		258	5.02	2.35		45.68	276.15	129.27
SGX % Change	Proven	-13%		18%	19%	15%		3%	4%	1%
	Probable	45%		20%	30%	11%		74%	87%	60%
Total Proven & Probable		13%		18%	22%	10%		34%	38%	25%
HZG 2013	Proven	0.30		344	1.16	0.19		3.32	3.50	0.60
	Probable	0.39		279	1.12	0.13		3.49	4.40	0.50
Total Proven & Probable		0.69		307	1.14	0.16		6.82	7.80	1.10
HZG 2016	Proven	0.23		348	1.03	0.20		2.60	2.39	0.47
	Probable	0.35		285	0.77	0.15		3.23	2.73	0.52
Total Proven & Probable		0.59		310	0.88	0.17		5.83	5.12	0.99
HZG % Change	Proven	-23%		1%	-11%	5%		-22%	-32%	-22%
	Probable	-10%		2%	-31%	15%		-7%	-38%	4%
Total Proven & Probable		-14%		1%	-23%	6%		-15%	-34%	-10%

Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Reserves
							Au (oz)	Ag (Moz)	Pb (kt)	Zn (kt)
HPG 2013	Proven	0.56	0.94	100	4.54	0.81	16,931	1.80	25.40	4.50
	Probable	0.36	1.05	84	3.33	1.14	12,230	0.97	12.10	4.10
Total Proven & Probable		0.92	0.98	94	4.06	0.94	29,160	2.77	37.40	8.70
HPG 2016	Proven	0.47	1.10	88	3.76	1.13	16,430	1.31	17.50	5.26
	Probable	0.29	1.15	108	3.28	1.17	10,840	1.02	9.65	3.45
Total Proven & Probable		0.76	1.12	95	3.57	1.15	27,270	2.33	27.15	8.71
HPG % Change	Proven	-16%	17%	-12%	-17%	40%	-3%	-27%	-31%	17%
	Probable	-19%	10%	29%	-2%	3%	-11%	5%	-20%	-16%
Total Proven & Probable		-17%	14%	1%	-12%	22%	-6%	-16%	-27%	0%
TLP 2013	Proven	1.18		135	2.67	0.18		5.13	31.50	2.10
	Probable	2.10		160	2.45	0.22		10.80	51.30	4.70
Total Proven & Probable		3.28		151	2.52	0.21		15.94	82.80	6.80
TLP 2016	Proven	1.00		223	3.45	0.26		7.15	34.39	2.62
	Probable	1.48		178	2.91	0.29		8.45	43.09	4.31
Total Proven & Probable		2.47		196	3.13	0.28		15.60	77.49	6.93
TLP % Change	Proven	-15%		65%	29%	44%		39%	9%	25%
	Probable	-30%		11%	19%	32%		-22%	-16%	-8%
Total Proven & Probable		-25%		30%	24%	33%		-2%	-6%	2%
LM 2013	Proven	0.54		282	1.67	0.20		4.92	9.10	1.10
	Probable	2.35		236	1.84	0.24		17.89	43.40	5.80
Total Proven & Probable		2.89		245	1.81	0.24		22.81	52.50	6.90
LM 2016	Proven	0.66		307	2.74	0.25		6.51	18.06	1.68
	Probable	2.33		255	2.45	0.35		19.06	56.99	8.11
Total Proven & Probable		2.99		266	2.51	0.33		25.58	75.05	9.79
LM % Change	Proven	22%		9%	64%	25%		32%	98%	53%
	Probable	-1%		8%	33%	46%		7%	31%	40%
Total Proven & Probable		3%		9%	39%	38%		12%	43%	42%
Ying Mine 2013	Proven	5.24	0.10	207	3.56	1.34	16,931	34.81	186.70	70.20
	Probable	7.40	0.05	200	2.62	0.77	12,230	47.71	193.70	57.00
Total Proven & Probable		12.64	0.07	203	3.01	1.01	29,160	82.52	380.40	127.20
Ying Mine 2016	Proven	4.67	0.11	252	4.15	1.55	16,430	37.85	193.95	72.24
	Probable	7.63	0.04	233	3.50	1.09	10,840	57.16	267.01	83.45
Total Proven & Probable		12.30	0.07	240	3.75	1.27	27,270	95.02	460.96	155.69
Ying % Change	Proven	-11%	10%	22%	17%	16%	-3%	9%	4%	3%
	Probable	3%	-20%	17%	34%	42%	-11%	20%	38%	46%
Total Proven & Probable		-3%	0%	18%	25%	26%	-6%	15%	21%	22%

Some significant aspects of the comparison are:

  3% decrease in total Ying Mineral Reserve tonnage.

  Increase in total Ying Mineral Reserve silver, lead and zinc grades of 18%, 25%, and 26% respectively.

  Increase in total Ying Mineral Reserve metal content for silver, lead and zinc of 15%, 21% and 22% respectively.

  SGX continues being the leading contributor to the Ying Mineral Reserves, now accounting for 45% of tonnes, 48% of silver, 60% of lead and 83% of zinc, compared to respective values of 38%, 36%, 43% and 67% in 2013.

  Decrease in TLP Mineral Reserve tonnes of 25% but increase in silver, lead and zinc grades of 30%, 24% and 33% respectively.

  Decrease in HPG Mineral Reserve tonnes of 17%.

  Increase in LM (combined LME and LMW) Mineral Reserve metal content for silver, lead and zinc of 12%, 43% and 42% respectively.

Mining Operations

The Ying mine complex is a viable operation with a projected LOM through to 2036 based on Proven and Probable Reserves. The potential exists for an extended LOM via further exploration and development, particularly in areas of Inferred Resources.

The annual ore production is anticipated to be maintained at between 650 kt and 749 kt from 2017 to 2025; then from 2026 to 2036 ore production is projected to gradually fall to around 370 kt per annum as HZG, HPG and LME mines are phased out of production. Development and infrastructure to allow access to, and mining in, the necessary number of working places is either in place, in development or is planned. AMC considers that the projected production can be achieved but that there is a degree of risk associated with having sufficient skilled mining labour consistently available. AMC also notes that a continuing high degree of focus will be necessary throughout the Ying operation for planned development targets to be achieved.

Projected metal grades through to around 2023 are largely in-line with reported production grades in Fiscal 2016. The current focus on dilution and grade control will need to be diligently maintained if Mineral Reserve mining grades are to be achieved.

The Ying mines safety is governed by Chinese statutory requirements and AMC understands that, in certain areas, those requirements are exceeded. AMC advises, however, that Silvercorp should continue with a focus on safety improvement, including implementation of a policy where the more stringent of either Chinese or Canadian safety standards are employed.

The generally good ground conditions, and the regularity and sub-vertical nature of the Ying district veins, may provide an opportunity to effectively employ more bulk-mining methods such as long-hole benching, and still with reasonable dilution.

Processing and Recovery Operations

Silvercorp runs two processing plants, Plants 1 and 2, at the Ying Mine with a total current design capacity of 2,600 tpd. The two plants are situated within 2 km of each other. Both were designed based on the lab tests completed by HNMRI in 2005. The overall processes of the two plants are similar and comprise crushing, grinding, flotation of lead and zinc concentrates, and concentrate dewatering. Plant 1 also has a lead / copper flotation separation circuit for use when treating high grade copper ore. In the LOM plan, the majority of ore tonnes will be processed through Plant 2, with Plant 1 being used as a backup to process low grade ore or development ore from LM, HZG, and part of TLP.

Both Plants 1 and 2 have been exceeding design throughput levels. Lead and silver recovery targets are being met or exceeded, although zinc recovery is lower than design, attributed to low zinc feed grades. Silver grade in lead concentrate meets the design targets, however, the lead grade has, on average, been below target since 2012. These statistics are consistent with an increasing proportion of production from lower grade mines such as TLP, LME and LMW.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion and grade of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock.

Maintaining recovery seems reasonably achievable, but with a moderately adverse impact on concentrate lead grades, still marketable, but incurring higher treatment charges and lower % payables.

SGX / HPG ores also contain high grade, large-size galena lumps with characteristic specular silver-grey colour. These are hand-sorted at the mine sites, crushed, and then shipped by dedicated trucks to Plant 1. The lumps are milled in a dedicated facility, and then sold directly or mixed with flotation lead concentrate for sale.

Infrastructure, Permitting and Compliance Activities

There are two tailings management facilities (TMF): TMF1, adjacent to and serving Plant 1, and TMF 2, adjacent to and serving Plant 2. TMF 2 was completed in July 2012, and put into service in April 2013. Each mine in the Ying Property has a number of mine waste dumps. Those for HZG and HPG are sufficient for the envisaged life of mine production, while additional waste dumps will be constructed at SGX, LME, LMW and TLP to ensure adequate capacity. Total current capacity is around 2.8 Mm3. Power for the Ying Property is drawn from Chinese National Grids with high-voltage lines to the different mine camps and mill plants.

Access to the SGX / HZG mine from Silvercorp’s mill office complex is via a 7 km paved road to the Hedong wharf of the Guxian Reservoir, and then across the reservoir by boat to the mine site. Two large barges carry up to five 45 t ore trucks from the SGX / HZG and HPG mines to the plants. At the SGX mines, ore for hand-sorting is transported to a facility at the north side of the mine by diesel powered locomotive railcars in a 2.69 km long tunnel rail system. Silvercorp has constructed a 1.27 km long tunnel in order to transport ore from HZG to SGX, with completion achieved in December 2012. Ore from the TLP and LM mines is hauled to the Silvercorp central mill using 30 and 45 t truck fleets.

Silvercorp has all the required permits for its operations on the Ying Property. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Six safety certificates and six environmental certificates have been issued by the relevant government departments, for each of which there is a related mine development / utilization and soil / water conservation program, and rehabilitation plan.

There are no cultural minority groups within the area surrounding the general project and no records of cultural heritage sites exist within or near the SGX and HPG project areas. The mining areas do not cover any natural conservation, ecological forests or strict land control zones, current vegetation being mainly secondary, including farm plantings. Larger wild mammals have not been found in the region.

Capital and Operating Costs

Summary of Capital Costs

The principal capital requirement in the Ying district is for mine development. Capital provision is also made for exploration drilling and for sustaining surface facilities and equipment in general. Specific processing plant capital requirements going forward are projected to be minimal as plant capacity has already been expanded to meet the forecast mine production. Projected LOM mining capital costs are summarized by mine in Table 12.

Table 12 Total projected LOM capital cost - Ying Property

	Mine	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
RMB (M)	SGX	33.77	31.27	31.58	20.12	14.05	17.03	16.5	18.02	16.12	15.44	17.13	20.44	19.87	19.61	16.29	15.82	17.24	13.4	11.79	6.01	371.50
	HZG	9.06	7.09	5.48	6.76	5.95	4.61	4.65	3.08	1.32	0.4											48.40
	HPG	7.34	7.29	7.38	7.4	7.52	7.76	7.32	5.5	3.29												60.80
	TLP	9.04	9.21	9.04	9.12	8.9	9.03	9.14	9.02	8.78	8.67	7.25	7.15	7.27	7	6.73	5.64	4.1	3.03	2.28	0.55	140.95
	LM East	7.23	7.97	5.69	4.34	3.79	4.77	4.51	2.55	2.26	1.48	1.21		0.36								46.16
	LM West	11.54	12.12	12.18	12.04	10.84	10.44	13.69	12.51	9.68	9.63	9.59	9.17	9.23	8.69	7.89	7.85	7.71	7.16	7.34		189.30
	Total Mining	77.98	74.95	71.35	59.78	51.05	53.64	55.81	50.68	41.45	35.62	35.18	36.76	36.73	35.3	30.91	29.31	29.05	23.59	21.41	6.56	857.11
US$ (M)	SGX	4.89	4.53	4.58	2.92	2.04	2.47	2.39	2.61	2.34	2.24	2.48	2.96	2.88	2.84	2.36	2.29	2.50	1.94	1.71	0.87	53.84
	HZG	1.31	1.03	0.79	0.98	0.86	0.67	0.67	0.45	0.19	0.06											7.01
	HPG	1.06	1.06	1.07	1.07	1.09	1.12	1.06	0.80	0.48												8.81
	TLP	1.31	1.33	1.31	1.32	1.29	1.31	1.32	1.31	1.27	1.26	1.05	1.04	1.05	1.01	0.98	0.82	0.59	0.44	0.33	0.08	20.43
	LM East	1.05	1.16	0.82	0.63	0.55	0.69	0.65	0.37	0.33	0.21	0.18		0.05								6.69
	LM West	1.67	1.76	1.77	1.74	1.57	1.51	1.98	1.81	1.40	1.40	1.39	1.33	1.34	1.26	1.14	1.14	1.12	1.04	1.06		27.43
	Total Mining	11.30	10.86	10.34	8.66	7.40	7.77	8.09	7.34	6.01	5.16	5.10	5.33	5.32	5.12	4.48	4.25	4.21	3.42	3.10	0.95	124.22
	Drilling Program	2.02	2.03	1.93	1.75	1.54	3.59	1.23	1.09	1.01	0.97	0.74	0.62	0.62	0.59	0.63	0.52	0.48	0.41	0.25	0.13	22.18
	Surface Facilities	1.02	0.87	0.43	0.58	0.58	0.58	0.43	0.58	0.73	0.43	0.43	0.43	0.43	0.43	0.51	0.29	0.29	0.29	0.14	0.08	9.58
	Total	14.33	13.76	12.71	11.00	9.53	11.95	9.76	9.02	7.74	6.57	6.28	6.38	6.38	6.14	5.62	5.06	4.98	4.13	3.50	1.16	155.98

Summary of Operating Costs

Operating costs are summarized by mine in Table 13. AMC considers these costs to be reasonable for the methods and technology used and the scale of the operations

Table 13 Operating Cost Summary (2016 US$)

Cost Item (US$/t ore)	SGX	HZG	HPG	TLP	LME	LMW
Mining cost	48.27	50.97	41.84	46.26	43.60	58.74
Hauling cost	3.87	4.68	3.98	3.10	3.10	3.18
Milling cost	8.90	8.90	8.90	8.90	8.90	8.90
G&A and other cost	8.76	8.76	8.76	8.76	8.76	8.76
Totals	69.80	73.32	63.48	67.03	64.36	79.54

Note: 1 US$ = 6.9 RMB

The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents) and labour, each approximately one-third of the total cost. “G&A and Other” cost includes an allowance for tailings dam and other environmental costs. The major capital expenditure on the two tailings storage facilities has already been expended and the ongoing costs associated with progressively raising the dam with tailings are regarded as an operating cost.

Smelter Contracts

Monthly sales contracts are in place for the lead concentrates with leading smelters, mostly located in Henan province. Among them are Henan Yuguang Gold and Lead Smelting Co. Ltd, Jiyuan Wanyang Smelting (Group) Co. Ltd, Jiyuan Jinli Smelting (Group) Co., and Luoning Yongning Gold and Lead Smelting Co. Ltd. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co. Ltd and Shaaxi Shangluo Zinc Smelting Co. Ltd.

All contracts have freight and related expenses to be paid by the smelter customers themselves.

The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month. Table 14 shows terms most commonly applied.

Table 14 Key Elements of Smelter Contracts

	Pb Concentrate & Direct Smelting Ore						Zn Concentrate
	% Pb	Deduction RMB/t Pb	Ag (g/t)	% payable	Au (g/t)	% payable	% Zn	Deduction RMB/t Zn
Minimum Quality	35		500		1		40
Payment Scales	>=60	1700	>=5000	91	>=20	87	>=45	Price =<RMB 15000/t:4800
	55-60	1800	4500-5000	90.5	15-20	86		Price > RMB 15000/t:4800+(price-15000)*80%
	50-55	1900	4000-4500	90	10-15	85	40-45	Price =<RMB 15000/t:4800+45 per % lower than 45%
	45-50	2000	3500-4000	89.5	7-10	84		Price > RMB 15000/t:4800+(price-15000)*80%+45 per % lower than 45%
	40-45	2100	3000-3500	89	5-7	83
	35-40	2600	2500-3000	88.5	3-5	82
			2000-2500	88	2-3	81
			1500-2000	87.5	1-2	80
			1000-1500	87
			500-1000	86.5

With respect to lead and zinc terms, the above deductibles calculate out to 85-90% payable for the lead concentrate and approximately 70% for zinc, at long-term prices. AMC considers these to be favourable terms relative to global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

Economic analysis

Although Silvercorp is a producing issuer and, therefore, does not require an economic analysis for the purposes of this report, AMC believes it is reasonable to include a summary-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimations and to the associated production schedules.

The Ying District is largely a mature operation. A 20-year LOM is envisaged for the resource as currently understood, with average silver equivalent grades projected to be greater than or close to 400 g/t for the first 13 years and then to fall steadily through to the end of mine life. Operating costs and capital costs are anticipated to be reasonable. For the summary economic analysis, AMC has used the same metal prices as in the Mineral Resource and Mineral Reserve estimation, namely:

  Gold           US$1,250/oz
  Silver         US$19/oz
  Lead          US$0.90/lb
  Zinc           US$1.00/lb

An exchange rate of 1US$ = 6.9RMB has been used for the economic analysis.

Based on the LOM production forecast and the metal price and other assumptions shown above, a base case pre-tax NPV at 8% discount rate of $714M is projected ($535M post-tax). Over the LOM, 63.1% of the net revenue is projected to come from silver, 31.4% from lead and 5.5% from zinc.

A simple economic sensitivity exercise, assuming a 20% adverse change in individual metal prices, operating cost or capital cost, has indicated that most sensitivity is seen in silver price. The NPV is moderately sensitive to lead price and operating cost, and only slightly sensitive to zinc price and capital cost.

Annual Production Schedule

The LOM ore production schedule by mine is shown in Table 15.

Table 15 Ying Property LOM Production Schedule

SGX	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Production (kt)	154	263	263	261	266	272	271	271	264	291	298	293	296	295	298	260	264	265	253	236	180	5,514
Ag (g/t	356	316	322	322	285	290	290	276	267	291	291	262	275	254	225	222	210	187	168	177	156.4	260
Pb (%)	7.36	5.51	6.28	5.87	5.96	5.54	5.54	5.29	5.80	5.22	5.03	4.82	5.01	4.87	3.83	4.69	4.37	3.91	3.66	4.25	4.30	5.06
Zn (%)	2.01	2.41	2.32	2.50	2.56	2.58	2.10	2.32	2.50	2.28	2.06	2.40	2.30	2.34	2.73	2.36	2.16	2.31	2.40	2.30	1.87	2.34
Eq-Ag(g/t)	647	556	585	576	543	535	524	506	518	517	506	479	495	470	416	433	406	371	346	372	343	483
HZG	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027										Total
Production (kt)	26	50	55	60	60	60	60	60	60	60	33											586
Ag (g/t	355	338	329	338	341	327	303	289	284	269	272											312
Pb (%)	1.22	1.04	1.19	0.81	0.54	0.65	0.98	1.17	0.78	0.93	0.47											0.89
Zn (%)		0.21	0.20	0.16	0.16	0.17	0.14	0.16	0.18	0.16	0.14											0.16
Eq-Ag(g/t)	393	371	367	364	358	348	334	327	309	299	287											340
HPG	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026											Total
Production (kt)	36	72	74	80	82	82	84	87	83	83												763
Au (g/t)	1.13	1.08	0.93	1.57	1.18	1.23	1.14	1.37	0.82	0.79												1.12
Ag (g/t)	128.18	114	118	116	119	75	96	96	72	57												97
Pb (%)	4.21	4.80	4.90	3.57	3.68	3.71	3.32	2.47	3.27	2.29												3.55
Zn (%)	0.73	0.86	1.20	1.33	1.03	1.59	1.09	0.70	1.10	1.63												1.15
Eq-Ag(g/t)	347	353	357	349	329	298	292	268	249	208												301
TLP	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Production (kt)	64	123	124	120	123	130	129	124	128	126	123	119	120	118	123	117	117	116	119	111	100	2,476
Ag (g/t	211.1	271	274	255	240	233	219	198	207	197	196	201	188	184	191	184	141	138	120	104	102	195
Pb (%)	2.4	3.84	3.18	2.80	2.70	3.00	3.69	3.17	3.84	3.16	3.00	3.41	3.39	2.99	3.42	2.89	2.66	2.78	2.66	2.40	2.73	3.08
Zn (%)		0.27	0.26	0.34	0.29	0.24	0.24	0.32	0.29	0.26	0.29	0.25	0.22	0.23	0.25	0.26	0.32	0.32	0.40	0.28	0.23	0.27
Eq-Ag(g/t)	291	402	382	351	332	336	345	306	338	305	299	317	303	286	308	283	232	233	211	186	195	300
LM East	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029								Total
Production (kt)	21	52	70	81	81	79	85	85	83	83	78	78	76									953
Ag (g/t	396	355	340	328	320	305	294	292	288	294	266	267	217									298
Pb (%)	1.87	1.88	1.60	1.90	1.86	2.05	2.10	1.97	2.27	1.83	2.23	2.46	1.55									1.98
Zn (%)		0.3	0.3	0.4	0.4	0.4	0.4	0.5	0.5	0.5	0.5	0.6	0.3									0.42
Eq-Ag(g/t)	460	419	394	392	383	375	365	359	365	356	342	351	270									365
LM West	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Production (kt)	49	91	90	100	99	98	98	99	100	105	102	100	99	100	100	104	99	110	105	103	90	2,042
Ag (g/t	313	314	325	362	318	291	352	333	291	298	282	279	295	276	204	179	166	124	103	149	112	253
Pb (%)	3.64	3.71	3.69	2.46	3.30	3.89	2.08	2.25	3.28	2.61	2.94	3.02	2.44	1.90	3.02	3.16	2.40	2.71	2.76	1.76	1.54	2.76
Zn (%)		0.26	0.19	0.18	0.23	0.34	0.22	0.20	0.20	0.28	0.35	0.29	0.26	0.35	0.43	0.51	0.33	0.24	0.30	0.30	0.14	0.28
Eq-Ag(g/t)	439	443	453	447	433	426	424	411	405	388	385	384	379	342	309	289	250	217	199	210	166	349
Ying Mine	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Production (kt)	350	651	677	703	712	721	727	727	718	749	634	590	592	513	520	481	480	491	477	451	370	12,334
Au (g/t)	0.12	0.12	0.10	0.18	0.14	0.14	0.13	0.16	0.10	0.09												0.07
Ag (g/t)	303	289	293	295	272	260	265	252	241	249	267	253	253	242	213	204	184	161	142	153	131	241
Pb (%)	4.81	4.23	4.32	3.70	3.84	3.86	3.71	3.44	3.98	3.46	3.72	3.92	3.80	3.85	3.58	3.92	3.55	3.37	3.21	3.22	3.20	3.75
Zn (%)	0.96	1.07	1.03	1.08	1.07	1.16	0.91	0.95	1.05	1.07	0.97	1.19	1.15	1.34	1.56	1.27	1.19	1.25	1.27	1.21	0.91	1.12
Eq-Ag(g/t)	493	462	467	454	432	423	418	398	404	393	414	412	407	401	367	364	330	302	277	288	259	396

Exploration and Development

AMC recommends that Silvercorp continue exploration tunneling and diamond drilling at the Ying Property. The exploration tunneling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along-strike extensions of the vein structures. The proposed exploration work is as follows:

SGX

Exploration Tunnelling:

25,000 m exploration tunnelling on vein structures S1, S2, S2W, S4, S6, S6E1, S7, S7-1, S7-2, S7E2, S7W, S8, S8E, S10, S14, S14-1, S14-2, S16E, S19, S21, S21W, and S22 between levels 110 m and 710 m.

Diamond Drilling:

30,000 m underground diamond drilling on vein structures S2, S2W2, S7, S7-1, S8, S10, S11, S12, S16W, S18, S19, S21 and S29.

HZG

Exploration Tunnelling:

5,000 m exploration tunnelling on vein structures HZ20, HZ20E, HZ22, HZ23, and HZ5 and H22 between levels 450 m and 810 m.

Exploration Drilling:

5,000 m underground exploration drilling on vein structures HZ5, HZ22 and HZ22E.

HPG

Exploration Tunnelling:

5,000 m exploration tunnelling on major vein structures H4, H5, H13, H14, H15, H16, H16E and H17 between levels 100 m and 700 m.

Underground Drilling:

9,000 m underground diamond drilling on vein structures H5, H5W, H16 and H17 as well as their subzones.

LMW

Exploration Tunnelling:

6,500 m on vein structures LM7, LM8, LM10, LM11, LM12, LM13, LM16, LM17 and LM19 as well as their parallel subzones between levels 500 m and 900 m. LM2, LM3, LM5 and LM6 between levels 500 m and 750 m at LME, and LM7, LM8, LM10, LM11, LM12, LM13, LM14, LM16, LM19, and LM20 between levels 650 m and 900 m at LMW.

Diamond Drilling:

5,000 m underground drilling on LMW6, LM17, LM19 and W6 and their parallel vein structures.

LME

Exploration Tunnelling:

4,000 m on vein structures LM2, LM2-1, LM4, LM4W2, LM5, LM5E, LM5W, LM5W2, LM6, LM6W, LM6E and LM6E2 between levels 450 m and 790 m.

Diamond Drilling:

6,000 m underground diamond drilling on vein groups LM4, LM5, LM6 and LM21.

TLP

Exploration Tunnelling:

7,500 m exploration tunnelling on vein structures T1 vein group, T2, T3E, T4, T5 vein group, T11 vein group, T14, T14branch, T15 vein group, T16 vein group, T17 vein group, T21 vein group, T22 vein group, T23, T27, T28E, T33 vein group, and T35 vein group between levels 500 m and 790 m.

Diamond Drilling:

12,000 m underground drilling on vein structures T11, T14, T16, T21 and T35E.

The estimated cost for all of the above exploration work is:

  Tunnelling: RMB 63,600,000 (US$9.2M)

  Drilling: RMB 20,100,000 (US$2.9M)

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “Measured Resources” and “Indicated Resources”. We advise U.S. investors that these terms are not recognized by the SEC’s Guide 7. The estimation of Measured Resources and Indicated Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of Proven and Probable Mineral Reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors - Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “Inferred Resources”. We advise U.S. investors that this term is not recognized by the SEC’s Guide 7. The estimation of Inferred Resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of Inferred Mineral Resources exist, are economically minable, or will be upgraded into Measured Resources or Indicated Mineral Resources. See “Cautionary Note to U.S. Investors - Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

5.2	GC Mine

Current Technical Report

Except as otherwise stated, the information in this section is based on the technical report titled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” (the “GC Report”) effective June 30, 2019 prepared by AMC Mining Consultants (Canada) Ltd. with authors Dinara Nussipakynova, P.Geo., Herbert A. Smith, P.Eng., Alan Riles, MAIG, and Patrick R. Stephenson, P.Geo. Two of the authors, Ms Nussipakynova and Mr Smith, visited the GC property in January 2018. All authors of the GC Report qualify as Independent Qualified Persons.

The following is a summary from the GC Report and is based on the assumptions, qualifications and procedures which are not fully described herein. The full text of the GC Report which is available for review on SEDAR at www.sedar.com is incorporated by reference in this AIF.

Project Description, Location and Access

The GC property is located in the vicinity of Gaocheng village, Gaocun Township, Yun’an District, Yunfu City, Guangdong Province, People’s Republic of China. The Property is located west of the metropolitan city of Guangzhou, the capital of Guangdong Province. Guangzhou is located about 120 kilometres (km) north-west of Hong Kong and has a total population of almost 14 million residents, as of December 2016. Access to the GC project from Guangzhou is via 178 km of four-lane express highway to Yunfu, then 48 km of paved road to the project site.

Silvercorp owns 99% of the GC Mine through its 100% ownership of the shares of Yangtze Mining Ltd. (Yangtze Mining), which in turn wholly owns Yangtze Mining (H.K.) Ltd. (Yangtze Mining H.K.), and Fortune Gold Mining Limited, which in turn wholly owns Silvercorp Metals (China) Inc. Guangdong Found Mining Co. Ltd. (China), (Guangdong Found), is the designated joint venture operating company of the GC Mine. Yangtze Mining (H.K.) Ltd., a wholly owned subsidiary of Yangtze Mining, owns 95% of Guangdong Found. Silvercorp Metals (China) Inc. owns 4% of Guangdong Found. Guangdong Found has a 100% beneficial interest in the GC Mine. The boundaries of the mining permit were surveyed, and the boundary markers were staked in the ground by the Bureau of Land and Resources of Guangdong Province before issuing the mining permit to Guangdong Found in 2010.

The Mining Permit in the name of Guangdong Found is valid for 30 years to 24 November 2040, covers the entire 5.5238 km2 area of the GC Mine and permits mining from 315 metres (m) to minus 530 m elevations. The permit allows for the operation of an underground mine to produce silver, lead and zinc.

Currently, GC Mine is subject to Mineral Resources taxes, levied at 3% of sales. This tax together with other government fees totals around 5% of net revenue. AMC is not aware of any additional royalties, back-in rights, payments, agreements, environmental liabilities, or encumbrances particular to the property other than those stated above.

History

Various state-sponsored Chinese Geological Brigades and companies have conducted geological and exploration work in the project area with systematic regional geological surveys commencing in 1959. Historical drilling commenced in 2001.

Prior to Yangtze Mining acquiring the GC Property in 2005, illegal mining activity resulted in the excavation of several tunnels and small-scale mining of veins V2, V2-2, V3, V4, V5, V6, and V10. It is reported that a total of 1,398 m of excavation comprised of 10 adits and tunnels had been completed on the property through the illegal activity.

A total of 43 diamond drillholes for a combined total of 13,463.74 m was drilled on the GC property between 2001 and 2007 prior to the property acquisition by Silvercorp. Diamond drillholes were drilled using PQ size in overburden, then reduced to HQ size for up to 100 m depth.

The Guangdong Provincial Institute of Geological Survey (GIGS) prepared a resource estimate for nine mineralized veins for the GC project after the 2004 - 2005 exploration season. This was not compliant with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards and is not material to the 2019 Technical Report.

Prior to this current report, four resource estimates for the GC project have been reported since 2008:

  Technical Report by SRK Consulting (SRK), dated April 2008 (entitled “Technical Report on Gaocheng Ag- Zn-Pb Project and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China”).

  AMC Technical Report (entitled “NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China”), effective date 18 June 2009.

  AMC Technical Report (entitled “NI 43-101 Technical Report on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China”), effective date 31 December 2011.

  AMC Technical Report (entitled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China”), effective date 30 June 2018.

Geological Setting, Mineralization, and Deposit Types

The GC Project is located at the intersection between the Wuchuan-Sihui Deep Fault zone and Daganshan Arc-ring structural zone. It is situated in the south-west part of the Daganshan uplift. Structures developed in the area are mainly the NWW-EW striking Gaocheng Fault zone, the NE striking Baimei Fault zone, and the Songgui Fault zone.

Basement rocks within the GC Project area encompass quartz sandstone, meta-carbonaceous siltstone, carbonaceous phyllite, calcareous quartzite and argillaceous limestone of the Sinian Daganshan Formation; quartz sandstone and shale of the Triassic Xiaoyunwushan Formation, and sandy conglomerate and conglomerate of the Cretaceous Luoding Formation. These rocks are intruded by Palaeozoic gneissic, medium-grained biotite granite, and Mesozoic fine- to medium grained adamellite, brownish, fine grained, biotite mylonite, granite porphyry, quartz porphyry, diabase, and aplite. The Mesozoic intrusives intruded along the south and southwest contacts of the Palaeozoic granites. The majority of Ag-Zn-Pb mineralization is hosted by the Mesozoic granite. The granite dips south and strikes west northwest, parallel to the majority of mineralized veins on the GC property.

Ag-Zn-Pb mineralization at the GC deposit can be divided into two types: primary and oxidized. The primary mineralization is mainly composed of galena-sphalerite-silver minerals which occur sparsely, as disseminations, veinlets and lumps. Primary mineralization accounts for 95% of the entire mineral resource. Oxide mineralization occurs on and near the surface.

Mineralized veins in the GC area occur in relatively permeable fault-breccia zones. These zones are extensively oxidized from the surface to depths of about 40 m. Veins in this zone exhibit open space and boxwork lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include kaolinite, hematite and limonite.

The dominant sulphide mineral is pyrite, typically comprising a few percent to 13% of the vein. Other constituents are a few percent of sphalerite, galena, pyrrhotite, arsenopyrite, magnetite, and less than a percentage of chalcopyrite and cassiterite. Metallic minerals in much smaller amounts include argentite, native silver, bornite, wolframite, scheelite, and antimonite. Metallic minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, with a small amount or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite, and tourmaline.

Alteration minerals associated with the GC vein systems include quartz, sericite, pyrite, and chlorite, together with clay minerals and limonite. Silicification commonly occurs near the centre of the veins. Chlorite and sericite occur near and slightly beyond the vein margins.

Quartz, pyrite, fluorite, and chlorite are closely related to the mineralization.

The poly-metallic mineralization of the GC deposit belongs to the mesothermal vein infill style of deposit.

Exploration

Silvercorp has carried out surface and underground exploration activities since 2008.

Surface-based exploration occurred primarily during 2008, which included soil sampling, geological mapping and trenching. Following up on geochemical anomalies, Silvercorp conducted trenching and pitting programs that exposed the mineralized veins on the surface and at shallow depth. A total of seven pits and one trench were excavated by Silvercorp exposing three veins.

More than 52 km of underground tunnelling and sampling at the Property was carried out between 2012 and 2018. These programs comprised 33,297 m of drifting along mineralized structures, 10,147 m of crosscutting across mineralized structures, and 8,833 m of raises. Drifts and crosscuts were developed at 40 m intervals vertically to increase geological confidence in the Mineral Resource.

A total of 6,314 channel / chip samples were collected from the mine areas during 2018, with samples being assayed for Ag, Pb, and Zn. Prior to 2018, 44,166 channel / chip samples had been collected.

Drilling

Silvercorp completed its first phase of diamond drilling on the GC property in 2008. Systematic drilling commenced on the property in 2011 and continued through into 2018. All Silvercorp drilling was completed as NQ-sized core. Drillhole collars were surveyed using a total station and downhole surveys were completed every 50 m downhole. Surface drillhole collars were cemented after completion and locations of drillholes were marked using 50 x 30 x 20 centimetres (cm) concrete blocks.

Core recoveries from Silvercorp drilling programs varied between 41.67% and 99.96% averaging 96.85%. AMC reviewed the relationship between grade and core recovery and found no bias.

All drill core is stored in a clean and well-maintained core shack in the GC camp complex. This core shack is locked when unattended and monitored by two security personnel 24 hours a day.

The majority of drillholes were drilled as inclined holes to test multiple vein structures. Underground drillholes were drilled as fans of multiple holes from single set-ups.

Sampling, Analysis and Data Verification

Drill core processing is completed by Guangdong Found employees in accordance with a standard procedure. Core recovery is measured followed by detailed logging of the core with lithological, vein and mineralization contacts identified and recorded. The core is photographed and sampled on 1.5 m maximum intervals and at geological or mineralization contacts. Core is cut in half with a rock saw with one half bagged and secured for shipment to the laboratory, and the other half retained in the core tray for future reference.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure as well as from walls of cross-cut tunnels and bottom of trenches. Samples include vein material and associated wallrock.

Samples were shipped from Gaocheng site to an ALS Laboratory in Guangzhou between 2008 and 2014 and for part of 2018. Commencing in 2012 Silvercorp shipped samples to the Gaocheng onsite laboratory in addition to ALS. Gaocheng was the primary laboratory from 2014 to 2017. In 2018, ALS was the primary laboratory at the beginning of the year, but Silvercorp reverted to the Gaocheng lab later in the year. The Gaocheng onsite laboratory is owned and operated by Silvercorp. It is not certified by any standards association.

All data for the Gaocheng Project is stored within a central Microsoft Access Database, which is managed by two designated database administrators. Drillhole data is collected in Microsoft Excel and imported into the Access database. Underground mapping is recorded on grid paper and in Excel and then imported into Access or Micromine 3D software.

Silvercorp has routinely inserted Certified Reference Materials (CRMs) since 2011. Blank (uncrushed) samples and coarse duplicates have been inserted since 2012 (drilling) and 2014 (underground sampling). Umpire samples (pulp duplicates) have been sent to a different laboratory since 2011.

The CRM insertion rate for drillhole sample batches has been in the range of 3 - 4% in the last five years, and for underground chip sample batches has been in the range of 2 - 4%. AMC understands that CRM performance at Gaocheng has not, to date, been monitored on a batch by batch basis, and Silvercorp was unable to provide AMC with control charts compiled at the time of assaying. Subject to certain caveats, CRM results have generally confirmed the reasonable analytical accuracy of the laboratories used.

Data verification was carried out by the QP with 8% of the samples being verified in the database. Of the 14,023 samples contained within the vein domains, 1,151 samples were verified, 12 errors were found, and 18 assay certificates not located. The six errors noted out of 557 samples checked in 2018 represent error rate of 1%.

The QP has highlighted some issues for improvement in the Quality Assurance/Quality Control process and has provided a series of recommendations in that regard. The QP does not consider these issues to have a material impact on Mineral Resource estimates and considers the assay database to be acceptable for Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

Since the metallurgical testing reported in the 2012 Technical Report, no further testing has been done. The mill functioned in a trial mode up to 2014 and, from that point (FY2015 starting Q2 2014), has been in commercial production.

Metallurgical testing for the GC project was carried out by the Hunan Research Institute of Non-Ferrous Metals and reported in May 2009 in the report “Development and Research of the Comprehensive Recovery Test of Lead Zinc Silver Tin Sulphur for the Lead Zinc Ore Dressing in GC Mine Area”. This report was made available to AMC in English translation by Silvercorp. The testwork was also summarized in the January 2011 GMADI report as part of the “Design Instructions” for the plant design.

The objectives of the testwork were, following on from previous testwork of 2007 on samples from artisanal mining dumps, to i) maximize silver recovery to the lead concentrate, ii) investigate the potential for tin recovery,

iii) develop a process flow sheet with appropriate operating parameters as a basis for the industrial scale implementation of lead, zinc, sulphur (and possibly tin) recovery, and iv) determine the product quality characteristics relative to the relevant national standards.

Since the start of trial operations in 2013 and commercial production in 2014, lead and zinc concentrates have been produced in commercial quantities at the Gaocheng mill. The overall process consists of crushing, grinding, sequential flotation of lead, zinc and pyrite concentrates, and concentrate dewatering by disc filtration. An experimental tin recovery gravity separation circuit is installed on pyrite flotation tails.

Two-stage crushing is carried out, with the second stage in closed circuit. Run of mine ore at -350 mm is reduced to crusher product at -10 mm. This is followed by two-stage grinding in ball mills to a product size of 80% passing 75 µm (P80 of 75 µm).

The flotation process consists of a standard flotation of lead, with three-stage cleaning of the lead concentrate, then flotation of zinc concentrate with three-stage cleaning; leaving pyrite tailings as sulphur concentrate. Concentrates are dewatered by conventional thickening and filtration.

Trucks under escort by security personnel are used to transport lead and zinc concentrates from the mine site to refineries. A front-end loader is used to load the concentrate from storage sheds near filters at the mill site to the concentrate shipping trucks.

Since completion of commissioning, the plant has processed approximately the same amount of ore each year (approximately 260 ktpa).

There is a laboratory on site equipped with the customary sample preparation, wet chemistry, and basic photometric analytical equipment; as well as crushing, grinding, flotation, and gravity-separation metallurgical testing equipment.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

The Mineral Resources for the GC deposit have been prepared by Mr. Shoupu Xiang, Resource Geologist of Silvercorp. Ms. Dinara Nussipakynova, P.Geo., of AMC, has reviewed the methodologies and data used to prepare the Mineral Resource estimates and, after some adjustment to the Mineral Resource classification, is satisfied that they comply with reasonable industry practice. Ms. Nussipakynova takes responsibility for these estimates.

AMC is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates.

The data used in the Mineral Resource estimation includes results of all drilling carried out on the Property to 31 December 2018. The estimation was carried out in Micromine" software. Interpolation was carried out using inverse distance cubed (ID3) for all the veins.

Table 16 Summary of Mineral Resources as of 31 December 2018

Resource classification	Tonnes (kt)	Ag (g/t)	Pb (%)	Zn (%)		Contained metal
					Ag (koz)	Pb (Mlbs)	Zn (Mlbs)
Measured	3,366	96	1.4	3.3	10,350	107	246
Indicated	5,686	77	1.0	2.5	14,155	126	318
Measured and Indicated	9,052	84	1.2	2.8	24,505	233	564
Inferred	7,245	91	1.0	2.4	21,167	166	391

Notes:

  CIM Definition standards (2014) were used for reporting the Mineral Resources

  Mineral Resources are reported at a cut-off grade of 100 g/t AgEq

  The equivalency formula is Ag g/t+46.1*Pb%+42.8*Zn% using prices of US$18/oz Ag, US$1.00/lb Pb, and US$1.25/lb Zn and estimated recoveries of 77% Ag, 88% Pb, and 84% Zn.
  Sample results up to 31 December 2018.
  Mineral Resources are inclusive of Mineral Reserves reported in Section 15.
  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  The numbers may not compute exactly due to rounding.

Source: Silvercorp Metals Inc., reproduced as a check by AMC Mining Consultants (Canada) Ltd.

The GC deposit consists of 110 veins, each of which has a separate block model. Approximately 22,660 m of channel samples and 34,160 m of core samples from 1,311 drillholes form the basis of the estimate. Capping is employed on the raw data and the composite length equals the vein thickness.

The parent block size for all veins was 2 m by 2 m by 2 m (x, y, z) with sub-cells employed. The sub-celling resulted in minimum cell dimensions of 0.4 m by 0.4 m by 0.4 m (x, y, z). AMC imported all 110 block models into Datamine software. The volume comparison of the original models versus the Datamine models showed a difference of less than 1%.

Interpolation was carried out using the inverse distanced cubed (ID3) method. Mining depletion and write-offs based on survey information to 31 December 2018 were coded into the block models by Silvercorp.

Mineral Resources are classified as Measured, Indicated, and Inferred. AMC reviewed the classification of each vein and requested changes when the classification needed to be modified to form potentially mineable shapes.

The block models were validated by AMC in three ways. First, visual checks were carried out to ensure that the grades respected the raw assay data. Secondly, swath plots were reviewed. Thirdly, the estimate was statistically compared to the composited assay data, with satisfactory results.

The following observations have been made by the QP from a comparison of the 2018 Mineral Resource estimate and the 2019 Mineral Resource estimate:

  Measured and Indicated tonnes have increased by 42%. The Inferred resource decreased by 3%.

  In the Measured category silver grade decreased by 5% and lead and zinc grades increased by 3% and 4% respectively.

  In the Indicated category silver grades decreased by 16%, lead and zinc grades decreased by 16% and 6% respectively.

  In the Inferred category the grades decreased for silver, lead, and zinc by 15%, 13%, and 6% respectively.

  The net result in the Measured category has been a significant increase in contained metals: silver by 17% and lead and zinc by approximately 28% and 26% respectively.

  The net result in the Indicated category has been an increase in contained silver metal of 31%, with lead and zinc contained metals increased by 29% and 46% respectively.

  The net result in the Inferred category has been a decrease in contained silver of 18%, a lead metal decrease of 15% and a zinc metal decrease of 9%.

Reasons for the differences in grade, tonnes, and contained metal include:

  Updated interpretation of the veins.

  Discovery of new veins.

  Conversion of Inferred resources to a higher classification.

  Depletion through mining.

Mineral Reserve Estimates

To convert Mineral Resources to Mineral Reserves, mining cut-off grades have been applied, mining dilution has been added and mining recovery factors assessed on an individual vein mining block basis. Only Measured and Indicated Resources have been used for Mineral Reserves estimation.

The Mineral Reserve estimates for the Gaocheng property were prepared by Silvercorp under the guidance of independent Qualified Person, Mr. H. Smith, P.Eng., who takes QP responsibility for those estimates.

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue at the Gaocheng property, namely predominantly shrinkage stoping but also with some cut and fill resuing. Minimum mining widths of 1.0 m for shrinkage and 0.5 m for resuing, and dilution of 0.20 m total for shrinkage and 0.10 m for resuing cut and fill stopes are assumed. Full breakeven cut-off grades used are 200 g/t AgEq for shrinkage and 245 g/t AgEq for resuing.

Table 17 summarizes the Mineral Reserves estimate for the Gaocheng mine. 49% of the Mineral Reserve tonnage is categorized as Proven and 51% is categorized as Probable.

Table 17 Gaocheng mine Mineral Reserves estimate at 31 December 2018

Reserve classification	Tonnes (kt)	Ag (g/t)	Pb (%)	Zn (%)	Contained metal
					Ag (koz)	Pb (Mlbs)	Zn (Mlbs)
Proven	1,865	94	1.6	3.5	5,611	65	142
Probable	1,955	96	1.4	3.0	6,064	60	129
Proven and Probable	3,820	95	1.5	3.2	11,675	125	271

Notes to Mineral Reserve Statement:

  Full breakeven cut-off grades: Shrinkage = 200 g/t AgEq: Resuing = 245 g/t AgEq.
  Marginal material cut-off grade: Shrinkage = 160 g/t AgEq; Resuing = 205 g/t AgEq.
  Dilution (zero grade) assumed as a minimum of 0.1 m on each wall of a shrinkage stope and 0.05 m on each wall of a resuing stope.
  Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.
  Metal prices: Silver US$18/troy oz, lead US$1.00/lb, zinc US$1.25/lb, with respective payables of 85%, 90%, and 70%.
  Processing recovery factors: Ag - 77%, Pb - 88%, Zn - 84%.
  Effective date 31 December 2018.
  Exchange rate assumed is RMB6.50:US$1.00.
  Rounding of some figures may lead to minor discrepancies in totals.

Since the start of mining operations through to the end of 2018, a total of 1,251,000 tonnes has been milled from pre-and post-commercial production mined at Gaocheng, with average head grades of 96 g/t silver, 1.5% lead, and 2.7% zinc. The comparison of the head grades to date with the current Mineral Reserve estimates shows a reduction in silver grade of 1%, a reduction in lead grade of 1%, and an increase in zinc grade of 18% in the Mineral Reserves.

A pillar is maintained around the Main Shaft. Development may occur within the pillar zone, however stope production will not be allowed. The shaft pillar is an expanding cone with a dip from the collar elevation of 80o. The pillar radius at surface (248 mRL) is 13 m and the Main Shaft radius is 3 m.

Relative to the Mineral Reserve estimates in the previous Technical Report (2018 Technical Report), there is a 10% increase in Proven Mineral Reserve tonnes and a 4% increase in Probable Mineral Reserve tonnes, with an increase in Mineral Reserve total tonnes of 7% (256,000 t).

Mining Operations

Mining to date has been conducted in two stages. Stage 1 targeted bringing the project into production as soon as practicable using mobile, rubber-tired, diesel-powered equipment (development jumbo, loader and truck) with surface declines access down to -50 mRL. Stage 2 development from -50 mRL down to -300 mRL employs conventional tracked equipment (battery powered locomotives, rail cars, electric rocker shovels and pneumatic hand-held drills) via a surface shaft access. In-stope rock movement is by gravity to draw points or hand-carting to steel-lined passes.

The rock mass condition is categorized as Fair to Good and it is anticipated that the vein and host rocks in the mine area will continue to be largely competent and require minimal ground support other than in weaker ground areas.

Production Rate

Mine operations are conducted 365 days of the year but mine production is currently scheduled on the basis of 330 days per year at around 800 tons per day (tpd) for approximately 264 ktpa. An increase to a steady state rate from 2023 to 2030 averaging around 330 ktpa is planned. The remaining production life for current reserves is estimated to be 12 years.

The average production is approximately 65 tonnes per day per stope for shrinkage stopes and 15 tonnes per day per stope for resue stopes with production per level capped at approximately 25% of the available stopes and up to 30 stopes concurrently working over all active levels.

The actual production rate from each stope is dependent on the vein width, and as such, the production rate and schedule assume a balance of wider and narrower vein stopes (generally shrinkage and resue respectively).

Mining Methods

Shrinkage stoping and resue stoping are the methods employed.

To support AMC’s understanding of the Silvercorp application of stoping methods and also their suitability for the GC Mine environment, AMC previously observed the application of these stoping methods at Silvercorp’s Ying mine operation during May 2016. AMC visited the GC site in January 2018. The Ying mine is located in Luoning County, in the Henan Province, about 10 km south-east of Xiayu and about 60 km south-east of Luoning. AMC considers the methods employed to be appropriate for the GC Mine environment.

Mine Development

The mine design is now based on Mineral Resources above 100 g/t AgEq, with the addition of vein exploration development (which in some part, is also used for stope access). Vein exploration development is categorized as development that occurs outside of the Mineral Resource categorization. Vein exploration development is reported as development waste and, for planning purposes, is assigned zero grade irrespective of its actual resource grade.

The mine levels are located at 50 m vertical intervals. Levels are graded at 0.3% from either the Ramp or Main Shaft access, however the mine design provided does not incorporate this feature. AMC does not consider this to be material with respect to estimates for development quantities.

Thus far, Phase 1 and Phase 2 development has all been completed. The production and ventilation systems consist of Main Shaft, Main Ramp, Exploration Ramp, and Phase 1 and 2 ventilation shafts.

The Main Shaft (from +248 mRL to -370 mRL) is used for hoisting of ore, waste rock, equipment and materials, personnel, and for intake airflow for -100 RL and below levels.

The Main Ramp (portal elevation +176 mRL, bottom elevation reached -80 mRL) is used for transportation of ore, waste rock, equipment and materials, personnel, and for intake airflow for -500 mRL and above levels.

The Exploration Ramp is used for transportation of ore, waste rock, equipment and materials, personnel, and for intake airflow for +100 RL and +50 mRL levels.

At present, GC mine is extending the Main Ramp from -50 mRL to -300 mRL. There is a plan to extend the main ramp to -530 mRL for transportation of ore, waste rock, equipment and materials, personnel, and for intake airflow for -300 mRL level and below.

Market Studies and Contracts

AMC understands that the Gaocheng concentrates are marketed to existing smelter customers in Henan province in China and appropriate terms have been negotiated for 2019.

AMC also understands that an acceptable arsenic level in base metal concentrates, without penalty, for Chinese smelters is of the order of 1.0% and notes that the GC lead and zinc concentrates are acceptable to those smelters. AMC also notes the Silvercorp concentrate selling arrangements whereby:

  Should the As level ever be higher than 1.0% in zinc concentrates, the payable Zn content would be discounted by 0.5% Zn for every 1% As above the 1.0% As level.

  For instances where the pyrite concentrate has an As content above 1.0%, a penalty is paid on a case by case basis.

Smelter and Concentrate Sales Contracts

Sales contracts are in place for the lead concentrates with Shandong Humon Smelting Co. Ltd., and for the zinc concentrate with Chenzhou Qiantai Industrial Co. Ltd. and Henan Yuguang Zinc Industry Co. Ltd.

All contracts have an effective period of one year, with key elements of the contracts subject to change based on market conditions when monthly supplemental agreements to the annual contracts are negotiated. AMC had previously indicated that a preferable arrangement would have been to see contracts as part of a LOM frame agreement; however, it also understands that these contracts should be viewed in the context of the existing operations and concentrate sales to these smelters and therefore does not view the apparently short term of the contracts as a material issue.

All contracts have freight and related expenses to be paid by the customers.

The key elements of the contracts are summarized in Table 18.

Table 18 Key elements of 2019 smelter contracts

	Pb concentrate				Zn concentrate
	%Pb	Deduction RMB/t Pb	Ag (g/t)	% payable	%Zn	Deduction RMB/t Zn price < RMB 15,000/t	Deduction RMB/t Zn price > RMB 15,001/t:	Ag (g/t)	Payable RMB / g Ag
Minimum quality	35		500		35			150
Payment Scales	>50	2,100	>3000	91	>=45	6,500	6,500 + (price - 15,000)*20%	>=300	RMB1.0
	45 - 50	2,250	2500 - 3000	90	40 - 45	6,500+50 per % lower than 45%	6,500 + (price - 15,000)*20% _+ 50 per % lower than 45%	150- 300	RMB0.8
	40 - 45	2,400	2000 - 2500	89	35 - 40	4,300+100 per % lower than 40%	4,300 + (price - 15,000)*20% + 100 per % lower than 40%
	35 - 45	2900	1500 - 2000	88
			1000 - 1500	87

With respect to lead and zinc terms, the above deductibles calculate out to 85 - 92% payable for the lead concentrate and approximately 70 - 78% for the zinc concentrate, at projected long-term prices. AMC considers these to be favourable terms relative to global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

At the time of the 2012 Technical Report, silver was seen as the likely major contributor to ore value at Gaocheng. Silver prices have remained at reasonable levels but improved zinc prices in recent years have elevated the importance of that metal to the Gaocheng operation. At potential long-term metal prices of $1.25/lb for zinc, $18/oz for silver and $1/lb for lead, approximately 46% of estimated net total revenue is attributed to zinc, 31% to silver, and 23% to lead.

Infrastructure, Permitting and Compliance Activities

The filtered tailings are conveyed to the TMF area via conveyor and then spread by bulldozer on a bench-by-bench basis. The tailings deposition method is dry stacking and filling (from bottom to top and stacking by bench to form the embankment), with concurrent rolling and compaction to the desired dry density standards.

The waste rock dump is located a short distance to the east of the mine portal. It is understood to have an immediate capacity of the order of 275,000 m3 (~558 kt). Underground waste rock produced to date has largely been used for construction purposes by Silvercorp or transported off site by local area persons, free of charge, again to be used for construction activities. The removal of waste rock from site is anticipated to continue for the foreseeable future. Waste rock could opportunistically be disposed of into shrinkage stope voids (with approximately 1.2 Mm3 or 2.3 million tons (Mt) void capacity) but this is not in the current mine plan.

Based on the GC environmental assessment report, AMC understands that waste rock at the GC mine has no significant acid-generating potential.

There is a 110 kilo volts (kV) substation near Gaocun, about 6 km from the mining area. This is fed from the Guangdong Province electrical grid system. Silvercorp uses this substation as the main source of power for the mine. Currently there are two overhead power lines for the 6 km route. Two 1,500 kV diesel generators are designated for emergency backup to the man-hoist, underground ventilation system, water pumping and essential services in the plant.

A 10 kV substation within the mining area provides power service for the entire operations area. The power supply and distribution in the process plant, mining area, administrative and living areas are configured based on needs.

Sewage treatment and water treatment plants operate at the mine site. Any water that is not recycled and is released to the environment is treated to comply with standing regulations.

Underground water is discharged to surface using conventional centrifugal pumps via pipelines installed in the Ramp, Ramp Shaft, and Main Shaft. Underground water pumped to surface is collected in ponds at the Ramp portal or Main Shaft for sediment settling prior to being pumped to the process plant water treatment station. In 2017, a total volume of 468,630 m3 of underground water was treated, including 268,844 m3 discharged and 199,786 m3 recycled.

There is a comprehensive repair workshop on surface for the maintenance of large-scale production equipment, vehicle repair, processing and repair of partial components, and the processing of emergency parts. It has the following services: tyre processing, maintenance, and servicing, welding, electrical, hydraulic, tools, parts, and materials warehouse. In addition, the mining contractor has its own mobile equipment surface workshop for repairs and servicing located adjacent to the Ramp portal.

There are also underground equipment workshop facilities that are composed of mining equipment maintenance workshop, equipment and spare parts store, dump oil depot, reserve electric locomotives, and tramcars maintenance workshop and stockpile yard.

The explosives warehouse was constructed in the valley to the south-east of the GC Mining Area.

A properly constructed containment for storage of fuel is located in the vicinity of the diesel generators and fuel dispensing facilities.

There is a mine dry facility near the portal accommodating lockers, change room, showers, and washrooms for the miners. The mine office complex is for administration and engineering functions and to provide working space for management, supervision, geology, engineering, and other operations support staff.

Silvercorp operates the mine using contractors for development and production. The operation and maintenance of Silvercorp’s fixed plant is via Silvercorp personnel. Silvercorp provides its own management, technical services, and supervision staff to manage the GC mine operation.

Silvercorp has all the required permits for its operations on the GC Property and, in conjunction with safety and environmental certificates, these give Silvercorp the right to carry out full mining and mineral processing operations.

An Environmental Impact Assessment (EIA) report on the GC Project was prepared by the Guangdong Environmental Technology Centre (GETC) initially, and then reassessment is done periodically as required by regulations. An Environmental Permit was issued by the Department of Environmental Protection of Guangdong Province in June 2010.

There are no cultural minority groups within the general area surrounding the project. No records of cultural heritage sites exist within or near the GC project areas. The surrounding land is used predominantly for agriculture. The mining area does not cover any natural conservation, ecological forests, or strict land control zones.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students and undertaking projects such as village road construction, and school upgrading and construction. Silvercorp has also made economic contributions to the local economy in the form of direct hiring and retention of local contractors, suppliers, and service providers.

A monitoring plan has been negotiated between the company and the local environmental protection department to meet the environmental management requirements of the project. Key components of the monitoring plan are water pollution monitoring, together with environmental air and noise monitoring. The monitoring work is carried out by qualified persons and / or a third-party contractor and is undertaken on a regular basis.

Capital and Operating Costs

FY2020 budget is based on mining 271,500 tonnes of ore (milling 272,000), of which 78% would be by shrinkage and 22% by resuing. Other major operational requirements budgeted are waste development at 5,348 m, exploration tunnelling at 12,129 m, and drilling at 20,000 m. Sustaining development of 715 m is also budgeted.

All major infrastructure for operation of the Gaocheng mine is in place, including that for the potential production rate increase to 1,600 tons per day (tpd). FY2020 non-sustaining capital for further main ramp development and a backfill plant is budgeted at $3,538,000. FY2020 sustaining capital is budgeted at $1,662,000, which equates to $6.12 per tonne of ore projected to be mined.

Mining operating costs are categorized by direct mining (shrinkage or resuing), waste development, exploration tunnelling, drilling, and common costs. Other budgeted operating costs are for milling, general and administrative items, and government fee, Mineral Resources tax, and other taxes. The operating cost breakdown for the FY2020 budget is as follows: mining - $40.94/tonne, milling - $15.33/tonne, G&A - $6.76/tonne, Mineral Resources tax, etc. - $5.13/tonne, for a total budget operating cost of $68.17/tonne.

Contractor costs are the major component of the mining cost. The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents), and labour.

The Gaocheng mine has been in commercial production for five years. From FY2020 onwards, a 12-year LOM is envisaged for the resource as currently understood at an average annual production rate of 300,000 tonnes. Average silver equivalent grades are projected to be of the order of 334 g/t for the first six years and then 271 g/t for the remainder of the mine life.

A base case NPV at 8% discount rate of $107M (pre-tax), $80M (post-tax) is projected for the 12-year LOM.

Exploration and Development

As per recommendations made in the GC Report, the Company plans to continue exploration tunneling and diamond drilling at Gaocheng. The exploration tunneling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for extensions of the vein structures.

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “Measured Resources“ and “Indicated Resources”. We advise U.S. investors that these terms are not recognized by the SEC’s Guide 7. The estimation of Measured Resources and Indicated Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of Proven and Probable Mineral Reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors - Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “Inferred Resources”. We advise U.S. investors that this term is not recognized by the SEC’s Guide 7. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of Inferred Mineral Resources exist, are economically minable, or will be upgraded into Measured Resources or Indicated Mineral Resources. See “Cautionary Note to U.S. Investors - Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

ITEM 6	DIVIDENDS AND DISTRIBUTIONS

The Company declared its first annual dividend of CAD$0.05 per share in calendar year 2007 (fiscal year 2008) and has declared and paid dividends as set out in the table below. Dividends are in Canadian dollars for all years up to, but not including, Fiscal 2017. Dividends since Fiscal 2017 are in US dollars.

Fiscal Year ended March 31,	Dividends Declared per share	Total Dividends Paid per share
2008	CAD$0.05	CAD$0.05
2009	CAD $0.08	CAD$0.08
2010	CAD $0.08	CAD$0.08
2011	CAD $0.08	CAD $0.08
2012	CAD $0.10	CAD $0.10
2013	CAD $0.10	CAD $0.10
2014	CAD $0.02	CAD $0.02
2015	CAD $0.02	CAD $0.02
2016	N/A	N/A
2017	$0.01	$0.01
2018	$0.02	$0.02
2019	$0.025	$0.025
2020	$0.025	$0.025

On May 28, 2018, the Board announced an increase in dividend payments, declaring semi-annual dividend of $0.0125 per share ($0.025 per share on an annual basis).

The declaration and payment of future dividends, if any, is at the discretion of the Board and will be based on a number of relevant factors including commodity prices, market conditions, financial results, cash flows from operations, and expected cash requirements.

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company has an authorized capital of an unlimited number of common shares without par value (the “Common Shares”), of which 174,285,715 Common Shares were issued and outstanding as of June 22, 2020. A further 2,584,500 Common Shares have been reserved for issuance upon the due and proper exercise of certain incentive options (“Options”) and 1,371,251 restricted share units (“RSUs”) outstanding as of June 22, 2020.

The following is a summary of the principal attributes of the Common Shares:

Voting Rights. The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

Dividends. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as may be declared by the Board out of available funds. There are no indentures or agreements limiting the payment of dividends.

Rights on Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-Emptive, Conversion and Other Rights. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of holders of Common Shares may only be changed by a special resolution of holders of 66 2/3% of the issued and outstanding Common Shares, in accordance with the requirements of the Business Corporations Act (British Columbia).

Under the Company’s amended and restated share based compensation plan (the “Omnibus Plan”), the maximum number of shares issuable under the Omnibus Plan shall not in the aggregate exceed 10% of the issued and outstanding Common Shares, from time to time. As of June 22, 2020, the Company has: stock options outstanding to purchase 2,584,500 Common Shares at exercise prices ranging from CAD$2.60 to CAD$5.46 per share and with terms of between three and five years, with the last options expiring on May 26, 2025; and 1,371,251 RSUs outstanding.

ITEM 8	MARKET FOR SECURITIES

The Common Shares were initially listed for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “SVM”. The Common Shares commenced trading on the TSX under the same symbol and delisted from the TSX-V on October 24, 2005. The Common Shares began trading on the NYSE Amex under the symbol “SVM” on February 17, 2009, and trading moved to the NYSE under the symbol of “SVM” on November 5, 2009. The Company voluntarily delisted its Common Shares from the NYSE in September 2015. The Common Shares commenced trading on the NYSE American (formerly NYSE MKT) on May 15, 2017.

The following table sets forth the high, low and month-end closing prices and average trading volume for the Common Shares on the TSX for the periods indicated (stated in Canadian dollars):

Date	High	Low	Close	Volume
March 2020	6.53	2.12	4.61	32,897,043
February 2020	6.94	4.1	4.27	16,034,730
January 2020	7.50	6.6	6.89	11,339,986
December 2019	7.69	6.61	7.33	14,256,858
November 2019	6.80	5.21	6.74	10,231,150
October 2019	5.56	4.86	5.49	10,699,767
September 2019	6.14	5.07	5.14	21,700,022
August 2019	6.15	3.89	5.69	15,238,971
July 2019	4.33	3.08	4.06	9,753,954
June 2019	3.46	2.86	3.24	5,402,257
May 2019	3.04	2.71	2.96	4,667,228
April 2019	3.45	2.91	3.01	3,701,225

The following table sets forth the high, low and month-end closing prices and average trading volume for the Common Shares on the NYSE American for the periods indicated (stated in United States dollars):

Date	High	Low	Close	Volume
March 2020	4.64	1.50	3.35	2,688,600
February 2020	5.26	2.95	3.25	1,817,789
January 2020	5.85	5.00	5.20	1,330,314
December 2019	5.93	4.96	5.67	2,533,648
November 2019	5.12	3.94	5.12	1,092,195
October 2019	4.26	3.68	4.17	980,287
September 2019	4.64	3.82	3.89	1,745,875
August 2019	4.66	2.89	4.29	1,571,636
July 2019	3.30	2.35	3.07	636,059
June 2019	2.63	2.13	2.46	352,310
May 2019	2.27	2.00	2.18	224,359
April 2019	2.59	2.16	2.24	284,976

ITEM 9	ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10	DIRECTORS AND OFFICERS

Name, Occupation, and Security Holding

The following table sets out the names of the directors and officers of the Company, the current position and office held, each person’s principal occupation, business or employment during the last five years, the period of time during which each has been a director or officer of the Company and the number of Common Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at June 22, 2020.

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During the Last Five Years(1)	Date of Appointment as a Director or Officer	Common Shares Beneficially Owned(4)
Rui Feng Beijing, China	Chairman, Chief Executive Officer, and Director	Chairman of Silvercorp from September 2003 to present. CEO of New Pacific Metals Corp. from May 2010 to April 2020 and Director of New Pacific Metals Corp. since May 2004.	September 4, 2003	5,608,000
David Kong(2)(3) Vancouver, BC, Canada	Director	Partner at Ernst & Young LLP from 2005 to 2010. Director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc.	November 24, 2011	117,500
S. Paul Simpson(2)(3) Vancouver, BC, Canada	Director	Solicitor at Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	927,384
Yikang Liu(3) Beijing, China	Director	Past Deputy Secretary General of China Mining Association.	July 24, 2006	88,000
Marina Katusa(2) Vancouver, BC Canada	Director	President/CEO of Canita Consulting Corporation 2010 to present. Member of the Board of Directors of Family Services of Greater Vancouver from 2016 to present. Director Corporate Development and Strategy, GCT Global Container Terminals Inc. from 2013 to 2017. Vice President Corporate Development, Exeter Resource Corporation from 2012 to 2013.	September 29, 2017	17,500
Derek Liu Burnaby , BC Canada	Chief Financial Officer	Chief Financial Officer at Silver Elephant Mining Corp. (formerly, Prophecy Development Corp.) and Canickel Mining Ltd.	February 6, 2015	35,000
Yong-Jae Kim Vancouver, BC, Canada	General Counsel and Corporate Secretary	Lawyer at Gowling WLG (Canada) LLP from 2010 to 2018	October 1, 2018	6,563
Lon Shaver Surrey, BC Canada	Vice President	Senior Vice President (from 2011 to 2016) and Vice President (from 2005 to 2011), Investment Banking, Equity Capital Markets at Raymond James	October 1, 2018	12,875
Total				6,812,822
Notes:
1.	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective director or officer.
2.	Member of Audit Committee and Corporate Governance and Nominating Committee.
3.	Member of Compensation Committee.
4.	The number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by each director or officer, as applicable, as at the date hereof.

The current term of office of each of the directors expires at the next annual general meeting of shareholders.

All of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 6,812,822 Common Shares representing approximately 3.9% of Common Shares issued and outstanding as of June 22, 2020.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company, is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)

while that person was acting in that capacity, was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the company.

As at the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company nor any shareholder holding sufficient number of securities of the Company to materially affect control of the Company, is or has been a director or executive officer of any company (including the Company), that:

(a)

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has within 10 years before the date of this AIF, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other companies in the resource sector may give rise to conflicts of interest from time to time.

Under the laws of the Province of British Columbia, the directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also “Item 4.3 Risk Factors” and “Item 14 Interest of Management and Others in Material Transactions”.

ITEM 11	AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “A”.

Composition of the Audit Committee

The current members of the Audit Committee are David Kong, Marina Katusa, and Paul Simpson, all of whom are considered independent and financially literate, pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”). The Audit Committee will be re-constituted after the 2020 annual general meeting of shareholders.

Relevant Education and Experience

David Kong, Director

Mr. Kong holds a Bachelor in Business Administration and earned his Chartered Accountant (CPA, CA) designation in British Columbia in 1978. From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and from 2005 to 2010, a partner at Ernst & Young LLP. Currently, Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc. Mr. Kong is a certified director (ICD.C) of the Institute of Corporate Directors.

Marina Katusa, Director

Ms. Katusa has over ten years of business experience in areas including mineral exploration, research analysis, strategic planning, and corporate development. She earned a Masters of Business Administration (MBA) degree and a Bachelor of Science (BSc) degree in Geology/Earth & Ocean Science from the University of British Columbia.

Paul Simpson, Director

Mr. Paul Simpson is a Vancouver based corporate securities lawyer with the firm Armstrong Simpson. He has over 20 years of experience, predominately advising public companies with international natural resource property holdings. He has been a director and officer of a number of public companies, including companies with resource assets in China.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

During the last year, all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section IV of the Audit Committee Charter. The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

External Auditor Services Fees

The Company’s independent registered public accounting firm for the years ended March 31, 2020 and 2019 was Deloitte LLP. The Audit Committee has reviewed the nature and amount of the services provided by the principal accountants to ensure auditor independence of independent registered public accounting firm. Fees (stated in Canadian dollars) paid or billed for audit and other services provided by Deloitte LLP in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2020	Year Ended March 31, 2019
Audit Fees(1)	$920,000	$900,000
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	$37,450
All Other Fees (4)	Nil	Nil
Total	$920,000	$937,450
Notes:
1.	“Audit Fees” include the aggregate fees billed for each of the last two fiscal years for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company’s internal control over financial reporting for Fiscal 2020 and Fiscal 2019, or review services that are normally provided by the principal accountant in connection with interim filings or engagements for those fiscal years. For the year ended March 31, 2020 and 2019, fees of $130,000 and $125,000, respectively, related to the review of interim filings have been included as part of “Audit Fees”.
2.	“Audit-Related Fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above note (1).
3.	“Tax Fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
4.	“All Other Fees” include the aggregate fees billed in each of the last two fiscal years for services provided by the principal accountant, other than the services reported in the above items.

ITEM 12	PROMOTERS

No person or company has been a promoter of the Company or a subsidiary of the Company within the two most recently completed financial years or during the current financial year.

ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any other actual or pending material legal proceedings or any regulatory actions to which the Company is or was a party to, or is likely to be a party to, or of which any of its business or property is or was the subject of during Fiscal 2020.

ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer, person or company that beneficially owns and controls or directs, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of such person, company or director or executive officer, have had any material interest, direct or indirect, in any material transaction of Silvercorp within the Company’s three most recently completed financial years or during the current financial year, which has materially affected or is reasonably expected to materially affect Silvercorp.

ITEM 15	TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 16	MATERIAL CONTRACTS

There are no contracts other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year ended March 31, 2020, or before the most recently completed financial year but are still in effect as of the date of this AIF.

ITEM 17	INTERESTS OF EXPERTS

Names of Experts

Ying Report

AMC Mining Consultants (Canada) Ltd. (“AMC”) was commissioned by the Company to prepare the latest technical report titled “Ying NI 43-101 Technical Report, Silvercorp Metals Inc., Henan Province, China” (the “Ying Report”) dated effective December 31, 2016, and signed on February 15, 2017.

Persons who prepared, or contributed to, the Ying Report are identified in that report as follows:

Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp	Date of last site visit	Professional designation	Sections of report
Mr P R Stephenson	Associate Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	13-16 July 2016	PGeo (BC), PGeo (Sask), BSc (Hons), FAusIMM (CP), MCIM and 26.	1-12, 20, 23, 24, 27 and parts of 1, 25
Mr H A Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	13-16 July 2016	PEng (BC), PEng (Ontario), PEng (Alberta) MSc, BSc	15, 16,18, 21, 22 and parts of 1, 25 and 26
Dr A Ross	Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	13-20 July 2016	PGeo (BC), PGeo (AB), PhD	14
Mr H Muller	Principal Metallurgical Consultant	AMC Mining Consultants (Canada) Ltd	Yes	none	FAusIMM	13, 17, 19, parts of 22,
Other persons who assisted the Qualified Persons
Expert	Position	Employer		Independent of Silvercorp	Visited site	Sections of report
Mr A Zhang, P.Geo	Vice-President, Exploration	Silvercorp Metals Inc.		No	Since February, 2015	General
Mr. Luke Liu	Vice President, China Operations	Silvercorp Metals Inc.		No	Since July, 2014	General
Mr R Jiang, P.Geo	Silvercorp consultant	Independent		No	Since January, 2012	General
Mr Z Li, P.Eng	Senior Mining Engineer	Silvercorp Metals Inc.		No	Since April, 2010	Parts of 15 to 21
Mr Y Wang	Chief Environment Engineer, Ying Mines	Silvercorp Metals Inc.		No	Since March, 2010	20
Mr JM Shannon	Geology Manager, Principal Geologist	AMC Mining Consultants (Canada) Ltd		Yes	none	Overall compilation

Mr G Methven	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	No	15, 16
Mr A. Riles	Principal Metallurgical Consultant	Riles Integrated Resource Management Ltd	Yes	3-6 September 2013	13, 17, 19, parts of 22,

Note: Mr. Muller no longer works for AMC. Accordingly, the Company is no longer relying upon the work of Mr. Muller. AMC should now be regarded as the expert with respect to the portions of the Ying Report previously attributed to Mr. Muller.

GC Report

AMC Mining Consultants (Canada) Ltd. (“AMC”) was commissioned by Silvercorp Metals Inc. (Silvercorp) to prepare an independent technical report titled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” (the “GC Report”) effective June 30, 2019 on the Gaocheng (GC) property, located in Gaocun Township, Yun’an County, Guangdong Province, China. Persons who prepared, or contributed to, the GC Report are set out as follows:

Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of last site visit	Professional designation	Sections of Report
Ms D. Nussipakynova	Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	January 2018	P.Geo.	12, 14, Part of 1, 25, and 26
Mr H. Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	January 2018	B.Sc., M.Sc., P.Eng.	2 to 6, 15, 16, 18 to 22, 24, 27, Part of 1, 25, and 26
Mr A. Riles	Associate Principal Metallurgical Consultant	AMC Mining Consultants (Canada) Ltd.	Yes	May 2011	B.Met. (Hons) Grad Dipl Business Management, M. Econ. Geol, MAIG (QP)	13, 17, Part of 1, 25, and 26
Mr P. Stephenson	Associate Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	P.Geo., B.Sc., FAusIMM (CP), MAIG, MCIM	7 to 11, 23, Part of 1, 25, and 26
Other persons who assisted the Qualified Persons in the preparation of this report
Expert	Position	Employer	Independent of Silvercorp	Visited site		Sections of Report
Dr A. Ross	Geology Manager / Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	No visit		7 to 12, 14 and 23
Mr S. Robinson	Senior Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	No visit		7 to 11, 23
Mr Leon Ma	Senior Resources Geologist	Silvercorp Metals Inc.	No	January 2018		1 to 11
Mr Derek Liu	Chief Financial Officer	Silvercorp Metals Inc.	No	2015		15, 21
Mr V. Zang	Senior Mining Engineer	Silvercorp Metals Inc.	No	April 2019		16, 18

Interests of Experts

None of the independent consulting geologists and independent “Qualified Persons” named in “Item 17 Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except as disclosed below. This information has been provided to the Company by the individual experts.

The Qualified Persons who were responsible for the preparation of the Ying Report and GC Report beneficially owned, directly or indirectly, less than 1% of the Common Shares. The Company confirms that its personnel named herein are non-independent Qualified Persons.

Auditor

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

ITEM 18	ADDITIONAL INFORMATION

Additional information on the Company can be found on the Company’s website at www.silvercorp.ca or on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed financial year.

SCHEDULE “A”

SILVERCORP METALS INC.

AUDIT COMMITTEE CHARTER

I.	Purpose

The main objective of the Audit Committee is to be responsible for the relationship between the Company and any external auditor or registered public accounting firm (“external auditor”) of the Company, and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, and (c) the Company’s risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is one of oversight and shall not relieve the Company’s management of its responsibilities for preparing financial statements which accurately and fairly present the Company’s financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements.

II.	Organization

The Committee shall consist of three or more directors, each of whom shall be “independent” as defined in accordance with National Instrument 52-110, U.S. securities laws and regulations and applicable stock exchange rules; provided, however, that one or more members of the Committee may be non-independent if permitted by all applicable regulations.

The members of the Committee and the Chair of the Committee shall be selected annually by the Board and serve at the pleasure of the Board. Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

Each member of the Audit Committee shall be “financially literate” as defined under National Instrument 52-110, be able to read and understand fundamental financial statements and satisfy all applicable financial literacy requirements of all applicable regulations. Additionally, at least one member of the Committee shall: be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and be an “audit committee financial expert” within the meaning of U.S. federal securities laws. None of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

The Committee may also act by unanimous written consent of all members which shall constitute a meeting for the purposes of his charter of the Committee.

IV.	Responsibilities

(1)

The Committee shall be directly responsible, subject to any authority reserved by law to the Company’s shareholders, for the appointment, compensation, retention, and oversight of any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or other services for the Company, in accordance with applicable securities laws (including resolution of any disagreements between management and the external auditor), and the external auditor shall report directly to the Committee.

(2)

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting; obtaining from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Public Company Accounting Oversight Board Rule 3526; and actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

(4)	The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee is responsible for overseeing the Company’s Whistleblower Policy and the establishment of procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	Review and monitor all related party transactions which may be entered into by the Company.

(8)	The Committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

(9)	The Committee is responsible for annually reviewing the adequacy of its charter and recommending any changes thereto to the Board.

V.	Authority and Funding

The Committee shall have the following authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	set and pay the compensation for the independent counsel and any advisors employed by the Committee, and

(c)	communicate directly with the internal and external auditors.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of:

(a)	compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(b)	compensation to any advisers employed by the Committee; and

(c)	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.